CENTENE Corporation

2006 Annual Report

Reaching for the Summit



Centene Corporation is a leading *multi-line* healthcare enterprise that provides managed care programs and related services to individuals receiving benefits under Medicaid, including Supplemental Security Income (SSI) and the State Children's Health Insurance Program (SCHIP). The Company operates health plans in Georgia, Indiana, New Jersey, Ohio, Texas and Wisconsin. In addition, the Company contracts with other healthcare and commercial organizations to provide specialty services, including behavioral health, disease management, long-term care, managed vision, nurse triage, pharmacy benefits management and treatment compliance. Information is available via the Internet at www.centene.com.

Financial Summary

(in thousands)	2006	2005	2004	2003	2002
			December 31,		
Total revenues	**$2,279,020**	$1,505,864	$1,000,940	$769,730	$461,487
Earnings (loss) from operations	**(28,908)**	79,191	64,536	46,927	31,606
Net earnings (loss)	**(43,629)**	55,632	44,312	33,270	25,621
Total assets	**894,980**	668,030	527,934	362,692	210,327

Membership
in thousands


1,300
1,040
780
520
260
0
02 03 04 05 06

Revenues
$ in millions


2,500
2,000
1,500
1,000
500
0
02 03 04 05 06

Cash Flow from Operations
$ in millions


200
160
120
80
40
0
02 03 04 05 06

Letter to Stockholders

The year 2006 was one marked by noteworthy successes and significant challenges. Throughout, we remained disciplined and focused on building a successful *multi-line* healthcare enterprise to provide healthcare with dignity for our members.

Highlighting Our Successes

In 2006, our core business of providing healthcare to Medicaid recipients was strong. We won important new contracts and expanded operations in several states where we operate. We also concluded several acquisitions and won contract awards in our specialty companies group, leading to strong growth in this segment. We surpassed $2 billion in revenue, a 51% increase over 2005, and served 1.3 million members at year-end, an increase of 45%; we are very proud of these achievements. Operating cash flow was robust at $195.0 million and our balance sheet had $508.7 million in cash and investments, of which $28.9 million is free from state regulatory requirements. We increased our credit facility to $300 million while maintaining a conservative capitalization structure.

"Every day you may make progress. Every step may be fruitful. Yet there will stretch out before you an ever-lengthening, ever-ascending, ever-improving path. You know you will never get to the end of the journey. But this, so far from discouraging, only adds to the joy and glory of the climb."

Rt. Hon. Winston Churchill

We entered our newest state, Georgia, through our Peach State Health Plan subsidiary. Our year-end 2006 membership in Georgia reached 308,800, a number well-above our growth expectations at this stage, representing a business with anticipated annual revenue exceeding $600 million.

Additionally, there were several notable achievements in our existing states in 2006. In Ohio, as part of the state's efforts to regionalize its Medicaid program, we were selected to serve the East Central and the Northwest markets, expanding our coverage from three to 27 counties and by year-end covered a total of 109,200 members. We were also awarded the contract to serve Ohio's Aged, Blind or Disabled, or ABD, population to provide services to members in four regions, representing expected annual revenue of $250 million.

In Texas, as a result of the state's re-procurement process, we won the Corpus Christi service area, expanding our Medicaid (State of Texas Access Reform or STAR) and Children's Health Insurance Program (CHIP) offerings into this market. Additionally, we were awarded a contract to serve the Texas STAR+PLUS (SSI) population and entered this market in February 2007. During the year, the state of Indiana completed its Request for Proposal (RFP) process and our subsidiary, Managed Health Services (MHS), was awarded the statewide Medicaid contract to manage a portion of the approximately 535,000 eligible Hoosier Healthwise members. The contract was effective January 1, 2007. To appropriately manage our medical costs in the Indiana market, we re-contracted with network doctors using a prudent and disciplined approach, with a focus on maximizing profitability.

Within our specialty services segment, there has been substantial progress. Several acquisitions completed during the year augmented our product offerings, giving us an expanded suite of services that can be offered to meet the needs of our members and outside customers. Specifically, we added OptiCare, a vision benefits manager, and Cardium Health Services, an innovator in chronic disease management, thereby complementing our existing capabilities. US Script, our pharmacy benefits manager (PBM), which we acquired in January 2006, is providing a more efficient and cost-effective means to bring pharmaceuticals to our members. By creating a mosaic of specialty companies, we're also able to take advantage of how our services can work together and leverage the benefits to our members. By joining US Script with *Script*Assist (our existing treatment compliance program), we believe we've created a powerful one-two combination that addresses the unique needs of the ABD population. These members often face secondary diagnoses, such as behavioral conditions, that require strict adherence to a prescriptive plan. We believe our approach is more beneficial to ABD members and is a positive reflection of our integrated approach to providing access to necessary healthcare services.



Michael F. Neidorff
Chairman, President and Chief Executive Officer

Through our Bridgeway Health Solutions subsidiary, we won two managed care program contracts in the state of Arizona to provide long-term care services to low-income elderly and physically disabled members in the geographic service areas of Maricopa, the largest service area with 13,800 total eligible recipients, and Yuma/La Paz counties, where we were selected as the sole source provider.

Facing Our Challenges

During the year, we also confronted and addressed several issues that impacted our 2006 operations. Our medical costs in the first half of 2006 were higher than expected. This was largely attributable to increases in maternity-related cases, including Neonatal Intensive Care Unit (NICU), increases in physician and injectible costs, and inpatient bed days. As a result, we undertook a number of specific medical management initiatives including a thorough line item-by-line item review of our internal practices and procedures. Through these efforts, we identified issues that contributed to the various increases. We also made some organizational changes in an effort to overcome and address the weaknesses. In the second half of the year, our cost trends were in line with our expectations, which we believe is an indication that we have substantially addressed and overcome the issues.

A significant disappointment was the loss of our contract to serve Medicaid recipients in the state of Kansas. Additionally, and independent of the Kansas situation, we elected to sell our Missouri health plan to HealthCare USA of Missouri due to the state's less than favorable disposition towards Medicaid. As a result of these events, we recorded $94.5 million of pre-tax charges for intangible asset impairment and costs to exit Kansas and Missouri.

Striving For Operational Excellence

During 2006, we reviewed and strengthened many of our operational systems in order to identify deficiencies and implement necessary corrective actions to reduce the possibility of future adverse developments. We also made enhancements to our information systems in an effort to continue to pay our providers in a timely fashion while achieving an optimal days-in-claims-payable metric in the range of 40-45. As we enter 2007 we are building on the efforts that we put in place with focused priorities, including a strong emphasis on managing medical costs, leveraging our G&A and increasing profitability. Additionally, we will seek to identify new opportunities for growth and remain disciplined in our efforts to expand.

Focus On People

We continue to focus on building our organization in order to capture and prepare for growth opportunities. During 2006, we welcomed several new seasoned executives to our management team, including Keith H. Williamson, to the newly created corporate position of Senior Vice President, Corporate Secretary and General Counsel, and Patricia A. Liebman as Plan President and CEO of our Indiana subsidiary to oversee health plan operations, including Compliance and Contracting.

Richard Gephardt, former Majority Leader of the U.S. House of Representatives, joined our Board of Directors. Mr. Gephardt is a nationally recognized leader with a demonstrated commitment to addressing the multitude of healthcare issues facing Americans.

Our succession planning efforts have allowed several members of our senior staff to rotate into different corporate roles to gain new experience and diversify their knowledge of the Company.

A Solution For Healthcare

We continue to focus on the challenges facing our nation's healthcare system – such as increasing costs and accessible coverage for the nearly 47 million uninsured Americans.

States will continue to demand cost-effective solutions to meet the needs of their Medicaid recipients and the uninsured. Our commitment to provide cost-effective, quality healthcare is intact, and as an industry leader, we embrace this challenge to deliver healthcare for our members and potentially other populations.

A Look Ahead

As we enter 2007, we have identified several priorities by which to grow our business. We are stronger organizationally as a result of the challenges that we faced during 2006. In spite of the loss of Kansas, our revenue is estimated to increase at least 20% in 2007, demonstrating the vitality and visibility of our organization. We will continue to leverage our strengths in our core Medicaid business where we primarily serve the Temporary Assistance for Needy Families (TANF) and SCHIP populations. We will also strive to succeed in product-specific market segments, such as the ABD population where we have several new contracts. We will also continue to identify attractive opportunities to enter new markets and make appropriate acquisitions.

In closing, we have demonstrated the ability to work through challenges and will remain disciplined in managing our costs. I am confident that we have the capability to continue our journey in "*Reaching for the Summit.*" I would like to thank our employees for their steadfast commitment to achieving our objectives and our shareholders for their continuing support and investment.

Sincerely,

Michael F. Neidorff
Chairman, President and Chief Executive Officer

2006 Operations Review



Evolution of a Multi-Line Enterprise

Three years ago, we embarked on a course to evolve Centene from a collection of health plans into a true *multi-line* managed care enterprise. It was a deliberate strategy to create diversification in our revenue sources and to build a unique position for Centene in the managed care marketplace. Since then, Centene has diversified geographically and expanded its business lines, adding several specialty services, including chronic respiratory and cardiac disease management, long-term care services to the elderly and people with disabilities at risk of being institutionalized, managed vision benefits, and pharmacy benefits management.

"Three years ago, we embarked on a course to evolve Centene from a collection of health plans into a true *multi-line* managed care enterprise."

The framework for our *multi-line* business model is an outgrowth of three compelling growth initiatives.

Expanding Our Markets

Centene typically expands its markets by adding new Medicaid members in its existing states. Primarily we do this through alliances with key providers such as primary and specialty care physicians and hospitals. Other means of growing our membership include winning new service area contracts or by entering new states' markets through RFPs. In 2006, we were successful in winning a majority of the new business for which we submitted bids. For example, Centene's Ohio subsidiary, Buckeye Community Health Plan, was awarded two regions in connection with Ohio's statewide restructuring of its Medicaid managed care program, expanding the number of counties served from three to 27. Peach State Health Plan, Centene's Georgia subsidiary, won three regions when the state issued an RFP to cover its Medicaid recipients.

As always we remain steadfast in our discipline to not sacrifice margins when submitting bids for new business.


CENTENE Corporation
CenCorp Health Solutions
Health Plans
Disease Management
Nurse Triage & Treatment Compliance
Long-Term Care
Behavioral Health
Vision
Pharmacy
AirLogix
CARDIUM HEALTH
NurseWise
ScriptAssist
Nurse Response
BRIDGEWAY
CENPATICO
OptiCare Managed Vision
usscript
A·B·A
CENPATICO OF ARIZONA

Presence in Existing Markets


Wisconsin
• Membership 164,800
• 1st year of operation – 1984
• 32.9% market share
Indiana
• Membership 183,100
• 1st year of operation – 1995
• 33.4% market share
New Jersey
• Membership 58,900
• 1st year of operation – 2002
• 8.1% market share
Ohio
• Membership 109,200
• 1st year of operation – 2004
• 11.3% market share
Georgia
• Membership 308,800
• 1st year of operation – 2006
• 30.6% market share
Texas
• Membership 298,500
• 1st year of operation – 1999
• 21.0% market share
Specialty Services Headquarters
• National Scope:
– AirLogix: TX
– Bridgeway: AZ
– Cardium: CT
– Cenpatico: AZ, KS, TX
– OptiCare: NC
– US Script: CA
• Recent acquisitions of AirLogix, Cardium, OptiCare and US Script

Acquisitions

Centene is also growing through acquisitions of Medicaid-focused businesses and specialty companies. The opportunities in Medicaid are large – the federal Centers for Medicare and Medicaid Services (CMS) estimate that the funds set aside in Medicaid budgets will reach $450 billion by the end of the decade. The industry is also highly fragmented which creates opportunities for acquisitions and subsequent economies of scale.

As always, we remain disciplined in our pursuit of acquisitions, recognizing that each acquisition changes the risk profile of our Company. We adhere to strict criteria, selecting opportunities which are accretive and meet our internal rate of return threshold, are located in a mandated managed care state, have systems that could be converted to our IT platform, have critical mass and a market leadership position.

Diversify Business Lines

Our *multi-line* approach, including our specialty services and core businesses, is part of a mosaic we've been working on over the past several years. Specialty growth has come from acquisitions of new capabilities including disease management and vision services, and the award of RFPs in existing business lines such as our Arizona contracts for long-term care and Arizona behavioral health.

The specialty services segment has grown substantially over the past two years. In 2004, it represented 3% of the total company revenue of $1 billion. In 2006, it was 16% before intercompany eliminations on revenue of $2.6 billion. Our goal over the next several years is to have our specialty companies reach 20% of revenue and 25% of earnings. This action will serve us well *internally*, as well as providing a platform to sell these services to existing and potential *external* clients.

Medical Management

First and foremost, Centene's medical management program focuses on providing quality health outcomes in a cost-effective manner. We achieve this by incorporating proactive and comprehensive case review along with disease management into a strategic implementation that is customized for each market. Our multi-faceted process is strengthened by local physician and facility provider participation and support – all of which are key factors for success.

To re-evaluate the risks within our business of managed healthcare, we conduct ongoing reviews of our medical management procedures and continue to put in place initiatives targeted at monitoring and managing our medical interventions, outcomes and cost of care. We manage utilization of inpatients through leveling of care guidelines, concurrent with review and analysis of our pre-authorization requirements.

We continue to make improvements in early member contact and identification of high-risk pregnancies, critical steps which are important when there is a possibility of delivering "micro-preemies" (babies born at 24 and 25 weeks). Such proactive case management enables us to direct medical care that could decrease potentially extensive NICU or OB hospitalization requirements and in some cases even allow the member to remain at home until delivery. Evidence-based medical interventions such as 17-P, a weekly injection used specifically for high-risk mothers, prevent pre-term labor. According to a study conducted by Paul J. Meis, M.D. and published in the *New England Journal of Medicine*, 30% of high-risk mothers who are treated with 17-P and maintain compliance are able to carry their babies to term. Additionally, if a mother is a candidate for 17-P, we offer our *Script*Assist Strong Beginnings program, an outreach process to help these women have the most successful and healthy pregnancies. Beginning in 2006, we launched an enhanced pregnancy notification program which includes automatic shipment of prenatal vitamins to pregnant members. We also use a *maternity dashboard* to identify and track our pregnant members and routinely monitor their pregnancies through our case management software databank. Our cell phone program, which targets our high-risk pregnant members, is another example of facilitating regular interaction between our members and nurse case managers. Members without a phone may also be eligible to receive a cell phone through this program.

"Centene's commitment, management by analysis of data and health trends, and vision for continued member wellness provide us with greater influence over both member clinical outcomes and member medical costs."

We believe helping members appropriately access healthcare services ensures that medically necessary services and effective management of routine care, as well as emergent acute and chronic health problems, are addressed. Centene's comprehensive disease management programs are focused on improving the ability of those with asthma or other chronic illnesses to have the courage and confidence to control their disease condition. Today, we offer our members services such as advanced medication management through which we can monitor members with hemophilia, as well as AirLogix for disease management of respiratory illnesses. Coordination with these specialty companies can provide our members with a diverse network dedicated to maximizing wellness. Close supervision of certain illnesses may often prevent hospital admissions and assist recipients with the care they need, including educational intervention.

Centene's commitment, management by analysis of data and health trends, and vision for continued member wellness provide us with greater influence over both member clinical outcomes and member medical costs.

Financial Review

Quarterly Selected Financial Information *(Unaudited)*

(In thousands, except share data and membership data)	March 31, 2006[1]	June 30, 2006[2]	September 30, 2006[3]	December 31, 2006[4]
	For the Quarter Ended,			
Total revenues	$455,078	$495,293	$631,249	$697,400
Earnings (loss) from operations	12,596	6,306	(66,556)	18,746
Earnings (loss) before income taxes	14,138	7,741	(65,013)	21,482
Net earnings (loss)	$ 8,766	$ 4,965	$ (71,193)	$ 13,833
Per share data:				
Basic earnings (loss) per common share	$ 0.20	$ 0.12	$ (1.65)	$ 0.32
Diluted earnings (loss) per common share	$ 0.20	$ 0.11	$ (1.65)	$ 0.31
Period end membership	874,800	1,101,500	1,169,700	1,262,200

(1) Includes $4.7 million pre-tax implementation expenses related to Georgia.
(2) Includes $9.7 million pre-tax adverse medical cost development in estimated medical claims liabilities from the first quarter of 2006.
(3) Includes $87.1 million pre-tax, non-cash impairment charge related to the FirstGuard reporting unit.
(4) Includes $7.4 million pre-tax exit costs related to the FirstGuard reporting unit.

(In thousands, except share data and membership data)	March 31, 2005	June 30, 2005	September 30, 2005[1]	December 31, 2005[2]
	For the Quarter Ended,			
Total revenues	$332,376	$349,628	$400,642	$423,218
Earnings from operations	21,318	22,320	15,140	20,413
Earnings before income taxes	22,876	24,209	16,768	22,003
Net earnings	$ 14,411	$ 15,249	$ 12,106	$ 13,866
Per share data:				
Basic earnings per common share	$ 0.35	$ 0.36	$ 0.28	$ 0.32
Diluted earnings per common share	$ 0.32	$ 0.34	$ 0.27	$ 0.31
Period end membership	777,300	825,400	847,700	871,900

(1) Includes $4.5 million pre-tax expense related to the settlement with Aurora Health Care, Inc. and $2.5 million pre-tax implementation expenses related to Georgia.
(2) Includes $2.9 million pre-tax implementation expenses related to Georgia.

Selected Financial Data

(In thousands, except share data)	Year Ended December 31, 2006	2005	2004	2003	2002
Statement of Operations Data:					
Revenues:					
Premium	**$2,199,439**	$1,491,899	$ 991,673	$759,763	$461,030
Service	**79,581**	13,965	9,267	9,967	457
Total revenues	**2,279,020**	1,505,864	1,000,940	769,730	461,487
Expenses:					
Medical costs	**1,819,811**	1,226,909	800,476	626,192	379,468
Cost of services	**60,735**	5,851	8,065	8,323	341
General and administrative expenses	**346,284**	193,913	127,863	88,288	50,072
Impairment loss	**81,098**	–	–	–	–
Total operating expenses	**2,307,928**	1,426,673	936,404	722,803	429,881
Earnings (loss) from operations	**(28,908)**	79,191	64,536	46,927	31,606
Other income (expense):					
Investment and other income	**17,892**	10,655	6,431	5,160	9,575
Interest expense	**(10,636)**	(3,990)	(680)	(194)	(45)
Earnings (loss) before income taxes	**(21,652)**	85,856	70,287	51,893	41,136
Income tax expense	**21,977**	30,224	25,975	19,504	15,631
Minority interest	**–**	–	–	881	116
Net earnings (loss)	**$ (43,629)**	$ 55,632	$ 44,312	$ 33,270	$ 25,621
Net earnings (loss) per share:					
Basic earnings (loss) per common share	**$ (1.01)**	$ 1.31	$ 1.09	$ 0.93	$ 0.82
Diluted earnings (loss) per common share	**$ (1.01)**	$ 1.24	$ 1.02	$ 0.87	$ 0.73
Weighted average number of common shares outstanding:					
Basic	**43,160,860**	42,312,522	40,820,909	35,704,426	31,432,080
Diluted	**43,160,860**	45,027,633	43,616,445	38,422,152	34,932,232

(In thousands)	December 31, 2006	2005	2004	2003	2002
Balance Sheet Data:					
Cash and cash equivalents	**$ 271,047**	$ 147,358	$ 84,105	$ 64,346	$ 59,656
Investments and restricted deposits	**237,603**	202,916	233,257	220,335	104,999
Total assets	**894,980**	668,030	527,934	362,692	210,327
Medical claims liabilities	**280,441**	170,514	165,980	106,569	91,181
Long-term debt	**174,646**	92,448	46,973	7,616	–
Total stockholders' equity	**326,423**	352,048	271,312	220,115	102,183

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The discussion contains forward-looking statements that involve known and unknown risks and uncertainties, including those set forth below under "Factors That May Affect Future Results and the Trading Price of Our Common Stock."

Overview

We are a multi-line healthcare enterprise operating in two segments. Our Medicaid Managed Care segment provides Medicaid and Medicaid-related programs to organizations and individuals through government subsidized programs, including Medicaid, the State Children's Health Insurance Program, or SCHIP, and Supplemental Security Income, or SSI. Our Specialty Services segment provides specialty services, including behavioral health, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance, to state programs, healthcare organizations and other commercial organizations, as well as to our own subsidiaries on market-based terms.

During 2006, we were notified by the Kansas Health Policy Authority that our Medicaid contract in Kansas would not be renewed beyond December 31, 2006, and we reached a definitive agreement to sell the operating assets of FirstGuard Health Plan, Inc., our Missouri health plan. This development is discussed below under the caption "Impairment Loss."

Our financial performance for 2006 is summarized as follows:

- Year-end Medicaid Managed Care membership of 1,262,200, including 138,900 members in Kansas and Missouri.
- Total revenues of $2.3 billion.
- Medicaid and SCHIP health benefits ratio, or HBR, of 82.6%, SSI HBR of 87.6%, Specialty Services HBR of 82.5%.
- Medicaid Managed Care general and administrative, or G&A, expense ratio of 12.6% and Specialty Services G&A ratio of 16.9%.
- Diluted net loss per share of $1.01, including $94.5 million pre-tax, or $2.04 per share, charges for intangible asset impairment and costs to exit Kansas and Missouri.
- Total operating cash flows of $195.0 million.

Over the last two years we have experienced membership and revenue growth in our Medicaid Managed Care segment including membership growth of 63.3%. Excluding our membership in Kansas and Missouri from the total membership as of December 31, 2006, our membership growth was 45.4%. The following new contracts and acquisitions contributed to our growth:

- Effective September 1, 2006, we began operating under a new contract and expanded operations in Texas to include 11,500 Medicaid and SCHIP members in the Corpus Christi, Austin and Lubbock markets.
- In Georgia, we began managing care for Medicaid and SCHIP members in the Atlanta and Central regions effective June 1, 2006 and Southwest region effective September 1, 2006. At December 31, 2006, our membership in Georgia was 308,800.
- We began operating under new contracts with the State of Ohio to manage care for 37,200 Medicaid members by entering seven new counties in the East Central market on July 1, 2006, and 17 new counties in the Northwest market on October 1, 2006.
- Effective June 1, 2006, we acquired MediPlan Corporation, or MediPlan, and began managing care for an additional 13,600 members in Ohio. The results of operations of this entity are included in our consolidated financial statements beginning June 1, 2006.
- Effective May 1, 2005, we acquired the operating assets of SummaCare, Inc. The results of operations of this entity are included in our consolidated financial statements beginning May 1, 2005.

We have been awarded the following new contracts to expand our operations in Ohio and Texas:

- During the second quarter of 2006, we were awarded a contract in Texas to provide managed care for SSI recipients in the San Antonio and Corpus Christi markets. Membership operations commenced in February 2007.
- During 2006, we received notification of an award in Ohio to provide managed care for Medicaid Aged, Blind or Disabled, or ABD, members in four regions. Operations commenced in the Northeast and Southwest regions on January 1 and February 1, 2007, respectively. Implementation is expected to take place in the Northwest region in March 2007 and in the East Central region in April 2007.

Our Specialty Services segment has experienced significant year over year growth largely because of the acquisition of

US Script. The following new contracts and acquisitions contributed to our growth:

- ▲ Effective October 1, 2006, we began performing under our contract with the Arizona Health Care Cost Containment System to provide long-term care services in the Maricopa, Yuma and LaPaz counties in Arizona.
- ▲ Effective July 1, 2006, we acquired the managed vision business of OptiCare Managed Vision, Inc., or OptiCare. The results of operations of this entity are included in our consolidated financial statements beginning July 1, 2006.
- ▲ Effective May 9, 2006, we acquired Cardium Health Services Corporation, or Cardium, a disease management company. The results of operations of this entity are included in our consolidated financial statements beginning May 9, 2006.
- ▲ Effective January 1, 2006, we acquired US Script, Inc., or US Script, a pharmacy benefits manager (PBM). The results of operations of this entity are included in our consolidated financial statements beginning January 1, 2006.
- ▲ Effective July 22, 2005, we acquired AirLogix, Inc., or AirLogix, a disease management provider. The results of operations of this entity are included in our consolidated financial statements since July 22, 2005.
- ▲ Effective July 1, 2005, we began performing under our contract with the State of Arizona to facilitate the delivery of mental health and substance abuse services to behavioral health recipients in Arizona.

Results of Operations and Key Metrics

Summarized comparative financial data for 2006, 2005 and 2004 are as follows ($ in millions):

	2006	2005	2004	% Change 2005-2006	% Change 2004-2005
Premium revenue	**$2,199.4**	$1,491.9	$ 991.7	47.4%	50.4%
Service revenue	**79.6**	14.0	9.2	469.9%	50.7%
Total revenues	**2,279.0**	1,505.9	1,000.9	51.3%	50.4%
Medical costs	**1,819.8**	1,226.9	800.5	48.3%	53.3%
Cost of services	**60.7**	5.9	8.1	938.0%	(27.5)%
General and administrative expenses	**346.3**	193.9	127.8	78.6%	51.7%
Impairment loss	**81.1**	–	–	–	–
Earnings (loss) from operations	**(28.9)**	79.2	64.5	(136.5)%	22.7%
Investment and other income, net	**7.3**	6.6	5.8	8.9%	15.9%
Earnings (loss) before income taxes	**(21.6)**	85.8	70.3	(125.2)%	22.2%
Income tax expense	**22.0**	30.2	26.0	(27.3)%	16.4%
Net earnings (loss)	**$ (43.6)**	$ 55.6	$ 44.3	(178.4)%	25.5%
Diluted earnings (loss) per common share	**$ (1.01)**	$ 1.24	$ 1.02	(181.5)%	21.6%

Revenues and Revenue Recognition

Our Medicaid Managed Care segment generates revenues primarily from premiums we receive from the states in which we operate health plans. We receive a fixed premium per member per month pursuant to our state contracts. We generally receive premium payments during the month we provide services and recognize premium revenue during the period in which we are obligated to provide services to our members. Some states enact premium taxes or similar assessments, collectively, premium taxes, and these taxes are recorded as G&A expenses. Some contracts allow for additional premium related to certain supplemental services provided such as maternity deliveries. Revenues are recorded based on membership and eligibility data provided by the states, which may be adjusted by the states for updates to this data. These adjustments have been immaterial in relation to total revenue recorded and are reflected in the period known.

Our Specialty Services segment generates revenues under contracts with state programs, healthcare organizations, and other commercial organizations, as well as from our own subsidiaries on market-based terms. Revenues are recognized when the related services are provided or as ratably earned over the covered period of services.

Premium and service revenues collected in advance are recorded as unearned revenue. For performance-based contracts, we do not recognize revenue subject to refund until data is sufficient to measure performance. Premium and service revenues due to us are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and our management's judgment on the collectibility of these accounts. As we generally receive payments during the month in which services are provided, the allowance is typically not significant in comparison to total revenues and does not have a material impact on the presentation of our financial condition or results of operations.

Our total revenue increased in the year ended December 31, 2006 over the previous year primarily through 1) membership growth in the Medicaid Managed Care segment, 2) premium rate increases, and 3) growth in our Specialty Services segment.

1. Membership growth

From December 31, 2004 to December 31, 2006, we increased our total membership by 63.3% or 45.4% if we exclude our membership in Kansas and Missouri at December 31, 2006. The following table sets forth our membership by state in our Medicaid Managed Care segment:

	December 31,		
	2006	2005	2004
Georgia	308,800	–	–
Indiana	183,100	193,300	150,600
New Jersey	58,900	56,500	52,800
Ohio	109,200	58,700	23,800
Texas	298,500	242,000	244,300
Wisconsin	164,800	172,100	165,800
Subtotal	1,123,300	722,600	637,300
Kansas	107,000	113,300	94,200
Missouri	31,900	36,000	41,200
Total	1,262,200	871,900	772,700

The following table sets forth our membership by line of business in our Medicaid Managed Care segment:

	December 31,		
	2006	2005	2004
Medicaid	887,300	573,100	484,700
SCHIP	216,200	134,600	142,200
SSI	19,800	14,900	10,400
Subtotal	1,123,300	722,600	637,300
Kansas and Missouri Medicaid/SCHIP members	138,900	149,300	135,400
Total	1,262,200	871,900	772,700

During 2006, our subsidiary, Peach State Health Plan, commenced operations in the Atlanta and Central regions of Georgia in June and in the Southwest region in September. We increased our membership in Ohio through the MediPlan acquisition while also adding members under our new contract in the East Central and Northwest markets. In Texas, we increased our membership through new contracts in the Corpus Christi, Austin, and Lubbock markets. Our membership decreased in Wisconsin because of more stringent state eligibility requirements for the Medicaid and SCHIP programs and eligibility administration issues. Our membership decreased in Indiana primarily due to provider terminations. The revenue associated with our Kansas and Missouri health plans was $317.0 and $273.7 million in 2006 and 2005, respectively.

In 2005, we increased our membership in Ohio through our acquisition of the Medicaid-related assets of SummaCare, Inc. Our membership increased in Indiana, New Jersey and Wisconsin from additions to our provider networks, expansion into SSI in Wisconsin, increases in counties served and growth in the overall number of Medicaid beneficiaries. In Kansas, we increased our membership by eliminating a ceiling on our membership total with the State. Our membership decreased in Missouri and Texas because of more stringent eligibility requirements for the Medicaid and SCHIP programs.

2. Premium rate increases

In 2006, we received premium rate increases ranging from 1.8% to 9.5%, or 5.6% on a composite basis across our markets. In 2005, we received premium rate increases ranging from 0.6% to 8.7%, or 3.2% on a composite basis across our markets.

3. Specialty Services segment growth

In 2005, we began performing under our behavioral health contracts with the states of Arizona and Kansas. In July 2005, we began offering disease management services through our acquisition of AirLogix. In January 2006, we began offering pharmacy benefits management through our acquisition of US Script, representing most of the 2006 increase in service revenue. Additionally, in May 2006, we expanded our disease management services through our acquisition of Cardium. In July 2006, we began offering managed vision care through our acquisition of OptiCare. In October 2006, our subsidiary, Bridgeway Health Solutions, began performing under our long-term care contract in Arizona. The increase in service revenue reflects the acquisitions of US Script, AirLogix, and Cardium. At December 31, 2006, our behavioral health company, Cenpatico, provided behavioral health services to 94,500 members in Arizona and 36,600 members in Kansas, compared to 94,700 members in Arizona and 38,800 members in Kansas, at December 31, 2005.

Operating Expenses

Medical Costs

Our medical costs include payments to physicians, hospitals, and other providers for healthcare and specialty services claims. Medical costs also include estimates of medical expenses incurred but not yet reported, or IBNR, and estimates of the cost to process unpaid claims. Monthly, we estimate our IBNR based on a number of factors, including inpatient hospital utilization data and prior claims experience. As part of this review, we also consider the costs to process medical claims and estimates of amounts to cover uncertainties related to fluctuations in physician billing patterns, membership, products and inpatient hospital trends. These estimates are adjusted as more information becomes available. We employ actuarial professionals and use the services of independent actuaries who are contracted to review our estimates quarterly. While we believe that our process for estimating IBNR is actuarially sound, we cannot assure you that healthcare claim costs will not materially differ from our estimates.

Our results of operations depend on our ability to manage expenses related to health benefits and to accurately predict costs incurred. Our health benefits ratio, or HBR, represents medical costs as a percentage of premium revenues and reflects the direct relationship between the premium received and the medical services provided. The table below depicts our HBR for our external membership by member category:

	Year Ended December 31,		
	2006	2005	2004
Medicaid and SCHIP	82.6%	81.8%	80.4%
SSI	87.6	97.5	93.8
Specialty Services	82.5	85.0	–

Our Medicaid and SCHIP HBR for the year ended December 31, 2006 was 82.6%, an increase of 0.8% over 2005. The HBR for the year ended December 31, 2005 included $4.5 million for settlement of a lawsuit with Aurora Health Care, Inc., or Aurora, a provider of medical professional services to our Wisconsin health plan. This settlement increased the HBR 0.3% for the year ended December 31, 2005. The increase in HBR for the year ended December 31, 2006 is caused primarily by increased cost trends for maternity related costs including neonatal intensive care costs, increased physician costs, and increased pharmacy costs.

Our Specialty Services HBR for 2006 includes twelve months of the behavioral health contracts in Arizona and Kansas, six months of OptiCare and three months of Bridgeway. The 2005 results include twelve months of our behavioral health contract in Kansas and six months of Arizona results.

Our Medicaid and SCHIP HBR increased in 2005 due to our settlement of a lawsuit with Aurora and expansion into new markets previously unmanaged by us. For example, we experienced higher cost trends in Indiana where we added membership in 2005 as the state expanded their Medicaid managed care program to include all Medicaid and SCHIP enrollees.

Cost of Services

Our cost of services expense includes all direct costs to support the local functions responsible for generation of our services revenues. These expenses consist of the salaries and wages of the professionals and teachers who provide the services and expenses related to facilities and equipment used to provide services. Cost of services also includes the pharmaceutical costs associated with our PBM's external revenues. Cost of services rose $54.9 million for the year ended December 31, 2006, over the comparable period in 2005. The increase in cost of services reflects the acquisitions of US Script, AirLogix, and Cardium.

General and Administrative Expenses

Our general and administrative, or G&A, expenses primarily reflect wages and benefits, including stock compensation expense, and other administrative costs related to our health plans, specialty companies and centralized functions that support all of our business units. Our major centralized functions are finance, information systems and claims processing. Premium taxes are also classified as G&A expenses. G&A expenses increased in the year ended December 31, 2006 over the comparable period in 2005 primarily due to expenses for additional facilities and staff to support our growth, especially in Arizona and Georgia, an increase in premium taxes, the adoption of SFAS 123R on January 1, 2006 and the exit costs for our FirstGuard operations. Premium taxes totaled $42.5 million in the year ended December 31, 2006, compared to $9.8 million for the comparable period in 2005. The results for the year ended December 31, 2006, include $13.9 million of implementation expenses in Georgia, $9.9 million of additional stock compensation expense and $13.4 million of FirstGuard exit costs.

Our G&A expense ratio represents G&A expenses as a percentage of total revenues and reflects the relationship between revenues earned and the costs necessary to earn those revenues. The following table sets forth the G&A expense ratios by business segment:

	Year Ended December 31,		
	2006	2005	2004
Medicaid Managed Care	12.6%	10.5%	10.7%
Specialty Services	16.9	35.4	52.3

The increase in the Medicaid Managed Care G&A expense ratio in 2006 primarily reflects the increase in premium taxes, the adoption of SFAS 123R and exit costs of our FirstGuard operations offset by the overall leveraging of our expenses over higher revenues.

The decrease in the Medicaid Managed Care G&A expense ratio in 2005 reflects the overall leveraging of our expenses over higher revenues and lower compensation costs related to our performance bonus plans. These factors were partially offset by implementation costs in Georgia of $6.2 million, higher spending on information systems process improvements and increased charitable contributions.

The Specialty Services G&A ratio varies depending on the nature of the services provided and will generally be higher than the Medicaid Managed Care G&A expense ratio. The 2006 results reflect the operations of our behavioral health company in Arizona, the acquisitions of US Script and AirLogix, as well as the acquisition of Cardium effective May 9, 2006, and OptiCare effective July 1, 2006. The results for the year ended December 31, 2006 include approximately $0.7 million in implementation costs related to our long-term care contract in Arizona. The 2005 results reflect the operations of our behavioral health company in Arizona, including $1.5 million in implementation costs, and $0.2 million in Georgia implementation costs.

In 2006, we reassessed the calculations used to determine the proportion of certain costs allocated among each of our two segments. This assessment included an evaluation of whether the costs should be allocated based on revenue, number of claims, or headcount measures and altered the proportion of certain G&A costs. The altered percentages resulted in the allocation of an additional $13.6 million to the Medicaid Managed Care segment for the year ended December 31, 2006 than would have been allocated under the previous formulas.

Other Income (Expense)
Other income (expense) consists principally of investment income from our cash and investments and interest expense on our debt. Investment and other income increased $7.2 million in 2006 primarily as a result of an increase in market interest rates and larger investment balances. Interest expense increased $6.6 million primarily from increased borrowings under our credit facilities.

Income Tax Expense
We recorded $22.0 million of income tax expense in 2006 despite having a $21.6 million pre-tax loss because the $81.1 million goodwill impairment loss is not deductible for income tax purposes. Excluding the goodwill impairment, our 2006 effective tax rate was 37.0% compared to 35.2% for the corresponding period in 2005. The 2005 effective tax rate included lower expense resulting from the resolution of state income tax examinations and the recognition of deferred tax benefits related to a change in law.

Impairment Loss
In August 2006, FirstGuard Health Plan Kansas, Inc., or FirstGuard Kansas, our wholly owned subsidiary, received notification from the Kansas Health Policy Authority that its Medicaid contract scheduled to terminate December 31, 2006 would not be renewed. We appealed this decision and initiated litigation in an attempt to renew this Medicaid contract. These actions were unsuccessful and the contract terminated December 31, 2006. In 2006, we also evaluated the strategic alternatives for our FirstGuard Missouri health plan and decided to divest the business. The sale of the operating assets of FirstGuard Missouri was completed effective February 1, 2007. FirstGuard Kansas and FirstGuard Missouri are reported in the Medicaid Managed Care segment.

As a result of the notification from the Kansas Health Policy Authority, we conducted an impairment analysis of the identifiable intangible assets and goodwill of the FirstGuard reporting unit, which encompassed both the FirstGuard Kansas and FirstGuard Missouri health plans. The fair value of the FirstGuard reporting unit was determined using discounted expected cash flows and estimated market value. The impairment analysis resulted in a goodwill impairment of $81.1 million recorded as impairment loss in the consolidated statement of operations. The goodwill impairment is not deductible for tax purposes; however, a tax benefit for the stock of FirstGuard Kansas may be realized in 2007. The cash proceeds in 2007 from the FirstGuard Missouri sale and tax benefit for the stock of FirstGuard Kansas are estimated to total between $30 and $40 million.

Earnings Per Share and Shares Outstanding
Our earnings per share calculations in 2006 reflect lower diluted weighted average shares outstanding resulting from the exclusion of the effect of outstanding stock awards which would be anti-dilutive to net earnings.

Liquidity and Capital Resources

We finance our activities primarily through operating cash flows and borrowings under our revolving credit facility. Our total operating activities provided cash of $195.0 million in 2006, $74.0 million in 2005 and $99.4 million in 2004. The increase in cash flow from operations in 2006 reflects an increase in medical claims liabilities primarily from the commencement of our operations in Georgia and an increase in accounts payable and accrued expenses. Those increases are partially offset by an increase in premium and related receivables in 2006 that reflect an increase in maternity delivery receivables, reimbursements due to us from providers, including amounts due under capitated risk-sharing contracts, and the inclusion of US Script receivables. Cash flow from operations in 2005 reflects an increase in premium and related receivables and a $4.5 million increase in medical claims liabilities. The increase in receivables resulted primarily from the timing of delivery receivable collections. The increase in medical claims liabilities, lower than in prior years, reflects the $9.5 million payment made to Aurora to settle a lawsuit, information systems improvements to reduce our claims processing cycle time and the effect of our behavioral health contract in Arizona.

Our investing activities used cash of $150.3 million in 2006, $56.4 million in 2005 and $122.5 million in 2004. During 2006, our investing activities primarily consisted of the acquisitions of US Script, Cardium, MediPlan, and OptiCare. Our investing activities in 2006 also included additions to the investment portfolios of our regulated subsidiaries. During 2005, our investing activities primarily consisted of the acquisitions of AirLogix and the operating assets of SummaCare, Inc. Our investment policies are designed to provide liquidity, preserve capital and maximize total return on invested assets within our investment guidelines. Net cash provided by and used in investing activities will fluctuate from year to year due to the timing of investment purchases, sales and maturities. As of December 31, 2006, our investment portfolio consisted primarily of fixed-income securities with an average duration of 1.2 years. Cash is invested in investment vehicles such as municipal bonds, corporate bonds, insurance contracts, commercial paper and instruments of the U.S. Treasury. The states in which we operate prescribe the types of instruments in which our regulated subsidiaries may invest their cash.

We spent $50.3 million, $26.9 million and $25.0 million in 2006, 2005 and 2004, respectively, on capital assets consisting primarily of software and hardware upgrades, and furniture, equipment and leasehold improvements related to office and market expansions. The expenditures in 2006 included $27.7 million for computer hardware and software. We anticipate spending $60 million on additional capital expenditures in 2007 primarily related to system upgrades and market expansions.

The expenditures in 2006 also included $9.5 million to purchase several properties contiguous to our corporate headquarters as part of our redevelopment agreement with the City of Clayton, Missouri. We anticipate spending approximately $20 million for additional property in Clayton, Missouri related to this agreement. In the second quarter of 2006, our subsidiary executed a three-year, $25 million non-recourse revolving credit facility to finance the property already acquired or expected to be acquired under the redevelopment agreement. As of December 31, 2006 we had $8.4 million in borrowings outstanding under this credit facility.

Our primary purpose for the redevelopment agreement is to accommodate office expansion needs for future company growth. The total scope of the project includes building two new office towers and street-level retail space. We plan to occupy a portion of those towers. The total expected cost of the project is approximately $190 million. It is not our intent to serve as developer of the project or finance the project construction costs.

Our financing activities provided cash of $78.9 million in 2006, $45.7 million in 2005 and $42.8 million in 2004. During 2006 and 2005, our financing activities primarily related to proceeds from borrowings under our credit facility. These borrowings were used primarily for our investing activities in conjunction with the acquisition of SummaCare, AirLogix, US Script, Cardium and MediPlan.

At December 31, 2006, we had working capital, defined as current assets less current liabilities, of $63.9 million as compared to $58.0 million at December 31, 2005. We manage our short-term and long-term investments to ensure that a sufficient portion is held in investments that are highly liquid and can be sold to fund short-term capital requirements as needed.

Cash, cash equivalents and short-term investments were $338.0 million at December 31, 2006 and $204.1 million at December 31, 2005. Long-term investments were $170.7 million at December 31, 2006 and $146.2 million at December 31, 2005, including restricted deposits of $25.3 million and $22.6 million, respectively. At December 31, 2006, cash and investments held by our unregulated entities totaled $28.9 million while cash and investments held by our regulated entities totaled $479.8 million.

In September 2006, we executed an amendment to our revolving credit agreement. The amendment increases the total amount available under the credit agreement to $300 million from $200 million, including a sub-facility for letters of credit in an aggregate amount up to $75 million. Borrowings under the agreement bear interest based upon LIBOR rates, the Federal Funds Rate or the Prime Rate. There is a commitment fee on the unused portion of the agreement that ranges from 0.15% to 0.275% depending on the total debt to EBITDA ratio. The agreement contains non-financial and financial covenants, including requirements of minimum fixed charge coverage ratios, maximum debt to EBITDA ratios and minimum tangible net worth. The agreement will expire in September 2011. As of December 31, 2006, we had $149.0 million in borrowings outstanding under the agreement and $15.6 million in letters of credit outstanding, leaving availability of $135.4 million. As of December 31, 2006, we were in compliance with all covenants.

We have a stock repurchase program authorizing us to repurchase up to four million shares of common stock from time to time on the open market or through privately negotiated transactions. The repurchase program extends through October 31, 2007, but we reserve the right to suspend or discontinue the program at any time. During the year ended December 31, 2006, we repurchased 397,400 shares at an average price of $19.71. We have established a trading plan with a registered broker to repurchase shares under certain market conditions.

We have a shelf registration statement on Form S-3 on file with the Securities and Exchange Commission, or the SEC, covering the issuance of up to $300 million of securities including common stock and debt securities. No securities have been issued under the shelf registration. We may publicly offer securities from time-to-time at prices and terms to be determined at the time of the offering.

Based on our operating plan, we expect that our available cash, cash equivalents and investments, cash from our operations and cash available under our credit facility will be sufficient to finance our operations and capital expenditures for at least 12 months from the initial date of mailing of this report to our stockholders. Additionally, the cash and investments in our Kansas and Missouri health plans are sufficient to satisfy the remaining liabilities. We expect the excess funds will become available to us for general corporate purposes when our regulatory obligations have been satisfied.

Our principal contractual obligations at December 31, 2006 consisted of medical claims liabilities, debt, operating leases and purchase obligations. Our debt consists of borrowings from our credit facilities, mortgages and capital leases. The purchase obligations consist primarily of software purchase and maintenance contracts in addition to agreements pertaining to the expansion of our corporate headquarters. The contractual obligations over the next five years and beyond are as follows (in thousands):

		Payments Due by Period			
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Medical claims liabilities	$280,441	$280,441	$ –	$ –	$ –
Debt	175,617	971	9,923	160,372	4,351
Operating leases	55,676	12,232	19,610	14,522	9,312
Purchase obligations	17,589	5,819	10,021	1,749	–
Total	$529,323	$299,463	$39,554	$176,643	$13,663

Regulatory Capital and Dividend Restrictions

Our Medicaid Managed Care operations are conducted through our subsidiaries. As managed care organizations, these subsidiaries are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state, and restrict the timing, payment and amount of dividends and other distributions that may be paid to us. Generally, the amount of dividend distributions that may be paid by a regulated subsidiary without prior approval by state regulatory authorities is limited based on the entity's level of statutory net income and statutory capital and surplus.

Our subsidiaries are required to maintain minimum capital requirements prescribed by various regulatory authorities in each of the states in which we operate. As of December 31, 2006, our subsidiaries had aggregate statutory capital and surplus of $248.9 million, compared with the required minimum aggregate statutory capital and surplus requirements of $154.0 million.

The National Association of Insurance Commissioners has adopted rules which set minimum risk-based capital requirements for insurance companies, managed care organizations and other entities bearing risk for healthcare coverage. As of December 31, 2006, our Georgia, Indiana, New Jersey, Ohio, Texas and Wisconsin health plans were in compliance with the risk-based capital requirements enacted in those states. Had Kansas or Missouri adopted risk-based capital requirements, we believe we would be in compliance at December 31, 2006.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies whether or not to recognize assets or liabilities for tax positions taken that may be challenged by the taxing authority. The adoption of FIN 48 on January 1, 2007 is not expected to have a material effect on our financial condition or results of operations.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force, or EITF, Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)", or EITF 06-3. The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision. Premium taxes and similar assessments are within the scope of EITF 06-3. We plan to adopt EITF 06-3 effective January 1, 2007 and will report premium revenues net of premium taxes and similar assessments. The adoption of EITF 06-3 is expected to result in lower revenue and general and administrative expenses with no effect on our net earnings, statement of financial position or stockholders' equity. The amount of premium taxes and similar assessments reported in 2006 was $42.5 million.

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere herein. Our accounting policies regarding medical claims liabilities and intangible assets are particularly important to the portrayal of our financial position and results of operations and require the application of significant judgment by our management. As a result, they are subject to an inherent degree of uncertainty.

Medical Claims Liabilities

Our medical claims liabilities include claims reported but not yet paid, or inventory, estimates for claims incurred but not reported, or IBNR, and estimates for the costs necessary to process unpaid claims. We, together with our independent actuaries, estimate medical claims liabilities using actuarial methods that are commonly used by health insurance actuaries and meet Actuarial Standards of Practice. These actuarial methods consider factors such as historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors. These estimates are continually reviewed each period and adjustments based on actual claim submissions and additional facts and circumstances are reflected in the period known.

Our management uses its judgment to determine the assumptions to be used in the calculation of the required estimates. In developing our estimate for IBNR, we apply various estimation methods depending on the claim type and the period for which claims are being estimated. For more recent periods, incurred non-inpatient claims are estimated based on historical per member per month claims experience adjusted for known factors. Incurred hospital claims are estimated based on authorized days and historical per diem claim experience adjusted for known factors. For older periods, we utilize an estimated completion factor based on our historical experience to develop IBNR estimates. When we commence operations in a new state or region, we have limited information with which to estimate our medical claims liabilities. See "Risk Factors - Failure to accurately predict our medical expenses could negatively affect our reported results." The completion factor is an actuarial estimate of the percentage of claims incurred during a given period that have been adjudicated as of the reporting period to the estimate of the total ultimate incurred costs. These approaches are consistently applied to each period presented.

The completion factor, claims per member per month and per diem cost trend factors are the most significant factors affecting the IBNR estimate. The following table illustrates the sensitivity of these factors and the estimated potential impact on our operating results caused by changes in these factors based on December 31, 2006 data:

Completion Factors[a]		Cost Trend Factors[b]	
(Decrease) Increase in Factors	Increase (Decrease) in Medical Claims Liabilities *(in thousands)*	(Decrease) Increase in Factors	Increase (Decrease) in Medical Claims Liabilities *(in thousands)*
(3)%	$ 38,100	(3)%	$(12,900)
(2)	25,100	(2)	(8,600)
(1)	12,100	(1)	(4,300)
1	(12,200)	1	4,300
2	(24,100)	2	8,700
3	(35,800)	3	13,200

[a] *Reflects estimated potential changes in medical claims liabilities caused by changes in completion factors.*

[b] *Reflects estimated potential changes in medical claims liabilities caused by changes in cost trend factors for the most recent periods.*

While we believe our estimates are appropriate, it is possible future events could require us to make significant adjustments for revisions to these estimates. For example, a 1% increase or decrease in our estimated medical claims liabilities would have affected net earnings by $1.8 million for the year ended December 31, 2006. The estimates are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

The change in medical claims liabilities is summarized as follows (in thousands):

	Year Ended December 31,		
	2006	2005	2004
Balance, January 1	**$ 170,514**	$ 165,980	$106,569
Acquisitions	**1,788**	–	24,909
Incurred related to:			
Current year	**1,832,096**	1,244,600	816,418
Prior years	**(12,285)**	(17,691)	(15,942)
Total incurred	**1,819,811**	1,226,909	800,476
Paid related to:			
Current year	**1,555,074**	1,075,204	681,780
Prior years	**156,598**	147,171	84,194
Total paid	**1,711,672**	1,222,375	765,974
Balance, December 31	**$ 280,441**	$ 170,514	$165,980
Claims inventory, December 31	**296,000**	255,000	150,000
Days in claims payable[a]	**46.4**	45.4	66.5

[a] *Days in claims payable is a calculation of medical claims liabilities at the end of the period divided by average expense per calendar day for the fourth quarter of each year. Days in claims payable decreased in 2005 due to the settlement of a lawsuit with Aurora, information systems improvements to reduce our claims processing cycle time and the effect of our behavioral health contract in Arizona.*

Acquisitions in 2006 and 2004 include reserves acquired in connection with our acquisition of OptiCare and FirstGuard, respectively.

Medical claims are usually paid within a few months of the member receiving service from the physician or other healthcare provider. As a result, these liabilities generally are described as having a "short-tail," which causes less than 5% of our medical claims liabilities as of the end of any given year to be outstanding the following year. Management expects that substantially all the development of the estimate of medical claims liabilities as of December 31, 2006 will be known by the end of 2007.

Actuarial Standards of Practice generally require that medical claims liabilities estimates be adequate to cover obligations under moderately adverse conditions. Moderately adverse conditions are situations in which the actual claims are expected to be higher than the otherwise estimated value of such claims at the time of estimate. In many situations, the claims amounts ultimately settled will be different than the estimate that satisfies the Actuarial Standards of Practice.

Changes in estimates of incurred claims for prior years were attributable to favorable development, including changes in medical utilization and cost trends. These changes in medical utilization and cost trends can be attributable to our "margin protection" programs and changes in our member demographics. For all of our membership, we routinely implement new or modified policies that we refer to as our "margin protection" programs that assist with the control of medical utilization and cost trends such as emergency room policies. While we try to predict the savings from these programs, actual savings have proven to be better than anticipated, which has contributed to the favorable development of our medical claims liabilities.

Intangible Assets

We have made several acquisitions since 2004 that have resulted in our recording of intangible assets. These intangible assets primarily consist of customer relationships, purchased contract rights, provider contracts, trade names and goodwill. At December 31, 2006 we had $135.9 million of goodwill and $16.2 million of other intangible assets. Purchased contract rights are amortized using the straight-line method over periods ranging from five to ten years. Provider contracts are amortized using the straight-line method over periods ranging from five to ten years. Customer relationships are amortized using the straight-line method over periods ranging from five to seven years. Trade names are amortized using the straight-line method over 20 years.

Our management evaluates whether events or circumstances have occurred that may affect the estimated useful life or the recoverability of the remaining balance of goodwill and other identifiable intangible assets. If the events or circumstances indicate that the remaining balance of the intangible asset or goodwill may be permanently impaired, the potential impairment will be measured based upon the difference between the carrying amount of the intangible asset or goodwill and the fair value of such asset determined using the estimated future discounted cash flows generated from the use and ultimate disposition of the respective acquired entity. Our management must make assumptions and estimates, such as the discount factor, future utility and other internal and external factors, in determining the estimated fair values. While we believe these assumptions and estimates are appropriate, other assumptions and estimates could be applied and might produce significantly different results.

Goodwill is reviewed every year during the fourth quarter for impairment. In addition, we will perform an impairment analysis of other intangible assets based on other factors. These factors would include significant changes in membership, state funding, medical contracts and provider networks and contracts. In August 2006, FirstGuard Health Plan Kansas, Inc., or FirstGuard Kansas, our wholly owned subsidiary, received notification from the Kansas Health policy Authority that its Medicaid contract scheduled to terminate December 31, 2006 would not be renewed. As a result of these events, we concluded it was necessary to conduct an impairment analysis of the identifiable intangible assets and goodwill of the FirstGuard reporting unit, which encompasses both the Kansas and Missouri FirstGuard health plans.

The fair value of our FirstGuard reporting unit was determined using discounted expected cash flows and estimated market value. The impairment analysis resulted in a total non-cash intangible asset impairment charge of $87.1 million, consisting of $81.1 million of goodwill and $6.0 million of other identifiable intangible assets, is recorded in the consolidated statement of operations for the year ended December 31, 2006.

Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this annual report are forward-looking statements. We have attempted to identify these statements by terminology including "believe," "anticipate," "plan," "expect," "estimate," "intend," "seek," "target," "goal," "may," "will," "should," "can," "continue" and other similar words or expressions in connection with, among other things, any discussion of future operating or financial performance. In particular, these statements include statements about our market opportunity, our growth strategy, competition, expected activities and future acquisitions, investments and the adequacy of our available cash resources. These statements may be found in the various sections of this annual report, including those entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Factors That May Affect Future Results and The Trading Price of Our Common Stock," and "Legal Proceedings." Readers are cautioned that matters subject to forward-looking statements involve known and unknown risks and uncertainties, including economic, regulatory, competitive and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this annual report are based on information available to us on the initial date of mailing of this report to our stockholders. Actual results may differ from projections or estimates due to a variety of important factors, including:

- our ability to accurately predict and effectively manage health benefits and other operating expenses;
- competition;
- changes in healthcare practices;
- changes in federal or state laws or regulations;
- inflation;
- provider contract changes;
- new technologies;
- reduction in provider payments by governmental payors;
- major epidemics;

- ▲ disasters and numerous other factors affecting the delivery and cost of healthcare;
- ▲ the expiration, cancellation or suspension of our Medicaid managed care contracts by state governments;
- ▲ availability of debt and equity financing, on terms that are favorable to us; and
- ▲ general economic and market conditions.

The risk factors listed below contain a further discussion of these and other additional important factors that could cause actual results to differ from expectations. We disclaim any current intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Due to these important factors and risks, we cannot give assurances with respect to our future premium levels or our ability to control our future medical costs.

Factors That May Affect Future Results and The Trading Price Of Our Common Stock

You should carefully consider the risks described below before making an investment decision. The trading price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. You should also refer to the other information in this annual report, including our consolidated financial statements and related notes. The risks and uncertainties described below are those that we currently believe may materially affect our Company. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect our Company.

Risks Related to Being a Regulated Entity

Reduction in Medicaid, SCHIP and SSI funding could substantially reduce our profitability.

Most of our revenues come from Medicaid, SCHIP and SSI premiums. The base premium rate paid by each state differs, depending on a combination of factors such as defined upper payment limits, a member's health status, age, gender, county or region, benefit mix and member eligibility categories. Future levels of Medicaid, SCHIP and SSI funding and premium rates may be affected by continuing government efforts to contain healthcare costs and may further be affected by state and federal budgetary constraints. Additionally, state and federal entities may make changes to the design of their Medicaid programs resulting in the cancellation or modification of these programs.

For example, in August 2006, the Centers for Medicare & Medicaid Services, or CMS, published an interim final rule regarding the estimation and recovery of improper payments made under Medicaid and SCHIP. This rule requires a CMS contractor to sample selected states each year to estimate improper payments in Medicaid and SCHIP and create national and state specific error rates. States must provide information to measure improper payments in Medicaid managed care, as well as in fee-for-service Medicaid. Each state will be selected for review once every three years for each program. States are required to repay to CMS the federal share of any overpayments identified.

On February 8, 2006, President Bush signed the Deficit Reduction Act of 2005 to reduce the size of the federal deficit. The Act reduces federal spending by nearly $40 billion over the next 5 years, including a $5 billion reduction in Medicaid. The Act reduces spending by cutting Medicaid payments for prescription drugs and gives states new power to reduce or reconfigure benefits. This law may also lead to lower Medicaid reimbursements in some states. The Bush administration's budget proposal for fiscal year 2008 proposes cutting Medicaid funding by $1.9 billion in legislative changes and by $1.5 billion in administrative changes, which would lead to $25.7 billion in funding reductions over five years when compared to the fiscal year 2007 levels. Additionally, the Bush administration's 2008 budget for SCHIP provides for yearly allotments at the fiscal year 2007 levels, plus an additional $5 billion over the five-year period, which some believe will result in a funding shortfall. States also periodically consider reducing or reallocating the amount of money they spend for Medicaid, SCHIP and SSI. In recent years, the majority of states have implemented measures to restrict Medicaid, SCHIP and SSI costs and eligibility.

Changes to Medicaid, SCHIP and SSI programs could reduce the number of persons enrolled in or eligible for these programs, reduce the amount of reimbursement or payment levels, or increase our administrative or healthcare costs under those programs. We believe that reductions in Medicaid, SCHIP and SSI payments could substantially reduce our profitability. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds.

If SCHIP is not reauthorized, our business could suffer.

The authorization for SCHIP expires at the end of federal fiscal year 2007. We cannot guarantee that federal funding of SCHIP will be reauthorized and if it is, what changes might be made to the program following reauthorization. If SCHIP is not reauthorized, by September 30, 2007, we anticipate that Congress will pass legislation that will freeze federal funding at the current 2007 levels. Congress began the reauthorization process in early February, 2007. At this time, it is not clear whether the relevant congressional committees of jurisdiction over this program will be able to reach agreement on an SCHIP reauthorization package that could cost $50 billion in additional federal spending.

Several states face a shortfall in federal SCHIP funding, which could have an impact on our business.

States receive matching funds from the federal government to pay for their SCHIP programs, which matching funds have a per state annual cap. It is predicted that two states in which we have SCHIP contracts, Georgia and New Jersey, will spend all of their federal allocation for fiscal year 2007 prior to the end of the year. In December 2006, Congress passed legislation that will redistribute funds that were not spent in prior years to the states that are facing these shortfalls. The Congressional Research Service estimates that this legislation will delay the shortfall to the first part of May 2007. We cannot predict whether the U.S. Congress will appropriate additional funds or take other legislative action to cover the shortfalls. Further, we cannot predict if states will provide additional funding to cover the federal shortfall. Certain of our contracts are subject to renewal this year and we cannot guarantee that they will be renewed and if renewed, whether the terms will be modified. If either of the contracts is not renewed or if either state delays paying us or fails to pay the full amount owed due to the shortfall, our business could suffer.

If our Medicaid and SCHIP contracts are terminated or are not renewed, our business will suffer.

We provide managed care programs and selected services to individuals receiving benefits under federal assistance programs, including Medicaid, SCHIP and SSI. We provide those healthcare services under contracts with regulatory entities in the areas in which we operate. Our contracts with various states are generally intended to run for one or two years and may be extended for one or two additional years if the state or its agent elects to do so. Our current contracts are set to expire between June 30, 2007 and September 30, 2011. When our contracts expire, they may be opened for bidding by competing healthcare providers. There is no guarantee that our contracts will be renewed or extended. For example, on August 25, 2006, we received notification from the Kansas Health Policy Authority that FirstGuard Health Plan Kansas, Inc.'s contract with the state would not be renewed or extended, and as a result, our contract ended on December 31, 2006. Further, our contracts with the states are subject to cancellation by the state after a short notice period in the event of unavailability of state funds. Our contracts could also be terminated if we fail to perform in accordance with the standards set by state regulatory agencies. For example, the Indiana contract under which we operate can be terminated by the State without cause. If any of our contracts are terminated, not renewed, or renewed on less favorable terms, our business will suffer, and our operating results may be materially affected.

Changes in government regulations designed to protect the financial interests of providers and members rather than our investors could force us to change how we operate and could harm our business.

Our business is extensively regulated by the states in which we operate and by the federal government. The applicable laws and regulations are subject to frequent change and generally are intended to benefit and protect the financial interests of health plan providers and members rather than investors. The enactment of new laws and rules or changes to existing laws and rules or the interpretation of such laws and rules could, among other things:

- force us to restructure our relationships with providers within our network;
- require us to implement additional or different programs and systems;
- mandate minimum medical expense levels as a percentage of premium revenues;
- restrict revenue and enrollment growth;
- require us to develop plans to guard against the financial insolvency of our providers;
- increase our healthcare and administrative costs;
- impose additional capital and reserve requirements; and
- increase or change our liability to members in the event of malpractice by our providers.

For example, Congress has previously considered various forms of patient protection legislation commonly known as the Patients' Bill of Rights and such legislation may be proposed again. We cannot predict the impact of any such legislation, if adopted, on our business.

Regulations may decrease the profitability of our health plans.

Certain states have enacted regulations which require us to maintain a minimum health benefits ratio, or establish limits on our profitability. Other states require us to meet certain performance and quality metrics in order to receive our full contractual revenue. In certain circumstances, our plans may be required to pay a rebate to the state in the event profits exceed established levels. These regulatory requirements, changes in these requirements or the adoption of similar requirements by our other regulators may limit our ability to increase our overall profits as a percentage of revenues. Certain states, including but not limited to Georgia, Indiana, New Jersey and Texas have implemented prompt-payment laws and are enforcing penalty provisions for failure to pay claims in a timely manner. Failure to meet these requirements can result in financial fines and penalties. In addition, states may attempt to reduce their contract premium rates if regulators perceive our health benefits ratio as too low. Any of these regulatory actions could harm our operating results. Certain states also impose marketing restrictions on us which may constrain our membership growth and our ability to increase our revenues.

We face periodic reviews, audits and investigations under our contracts with state government agencies, and these audits could have adverse findings, which may negatively impact our business.

We contract with various state governmental agencies to provide managed health care services. Pursuant to these contracts, we are subject to various reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- refunding of amounts we have been paid pursuant to our contracts;
- imposition of fines, penalties and other sanctions on us;
- loss of our right to participate in various markets;
- increased difficulty in selling our products and services; and
- loss of one or more of our licenses.

Failure to comply with government regulations could subject us to civil and criminal penalties.

Federal and state governments have enacted fraud and abuse laws and other laws to protect patients' privacy and access to healthcare. In some states, we may be subject to regulation by more than one governmental authority, which may impose overlapping or inconsistent regulations. Violation of these and other laws or regulations governing our operations or the operations of our providers could result in the imposition of civil or criminal penalties, the cancellation of our contracts to provide services, the suspension or revocation of our licenses or our exclusion from participating in the Medicaid, SCHIP and SSI programs. If we were to become subject to these penalties or exclusions as the result of our actions or omissions or our inability to monitor the compliance of our providers, it would negatively affect our ability to operate our business.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, broadened the scope of fraud and abuse laws applicable to healthcare companies. HIPAA created civil penalties for, among other things, billing for medically unnecessary goods or services. HIPAA established new enforcement mechanisms to combat fraud and abuse, including civil and, in some instances, criminal penalties for failure to comply with specific standards relating to the privacy, security and electronic transmission of most individually identifiable health information. It is possible that Congress may enact additional legislation in the future to increase penalties and to create a private right of action under HIPAA, which could entitle patients to seek monetary damages for violations of the privacy rules.

We may incur significant costs as a result of compliance with government regulations, and our management will be required to devote time to compliance.

Many aspects of our business are affected by government laws and regulations. The issuance of new regulations, or judicial or regulatory guidance regarding existing regulations, could require changes to many of the procedures we currently use to conduct our business, which may lead to additional costs that we have not yet identified. We do not know whether, or the extent to which, we will be able to recover from the states our costs of complying with these new regulations. The costs of any such future compliance efforts could have a material adverse effect on our business. We have already expended significant time, effort and financial resources to comply with the privacy and security requirements of HIPAA. We cannot predict whether states will enact stricter laws governing the privacy and security of electronic health information. If any new requirements are enacted at the state or federal level, compliance would likely require additional expenditures and management time.

In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the New York Stock Exchange, or the NYSE, have imposed various requirements on public companies, including requiring changes in corporate governance practices. Our management and other personnel will continue to devote time to these new compliance initiatives.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over our financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 requires that we incur substantial accounting expense and expend significant management efforts. Moreover, if we are not able to comply with the requirements of Section 404, or if we or our independent registered public accounting firm identifies deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NYSE, SEC or other regulatory authorities, which would require additional financial and management resources.

Changes in healthcare law and benefits may reduce our profitability.

Numerous proposals relating to changes in healthcare law have been introduced, some of which have been passed by Congress and the states in which we operate or may operate in the future. Changes in applicable laws and regulations are continually being considered, and interpretations of existing laws and rules may also change from time to time. We are unable to predict what regulatory changes may occur or what effect any particular change may have on our business. For example, these changes could reduce the number of persons enrolled or eligible to enroll in Medicaid, reduce the reimbursement or payment levels for medical services or reduce benefits included in Medicaid coverage. We are also unable to predict whether new laws or proposals will favor or hinder the growth of managed healthcare in general. Legislation or regulations that require us to change our current manner of operation, benefits provided or our contract arrangements may seriously harm our operations and financial results.

If a state fails to renew a required federal waiver for mandated Medicaid enrollment into managed care or such application is denied, our membership in that state will likely decrease.

States may administer Medicaid managed care programs pursuant to demonstration programs or required waivers of federal Medicaid standards. Waivers and demonstration programs are generally approved for two-year periods and can be renewed on an ongoing basis if the state applies. We have no control over this renewal process. If a state does not renew such a waiver or demonstration program or the Federal government denies a state's application for renewal, membership in our health plan in the state could decrease and our business could suffer.

Changes in federal funding mechanisms may reduce our profitability.

The Bush administration previously proposed a major long-term change in the way Medicaid and SCHIP are funded. The proposal, if adopted, would allow states to elect to receive, instead of federal matching funds, combined Medicaid-SCHIP "allotments" for acute and long-term healthcare for low-income, uninsured persons. Participating states would be given flexibility in designing their own health insurance programs, subject to federally-mandated minimum coverage requirements. It is uncertain whether this proposal will be enacted. Accordingly, it is unknown whether or how many states might elect to participate or how their participation may affect the net amount of funding available for Medicaid and SCHIP programs. If such a proposal is adopted and decreases the number of persons enrolled in Medicaid or SCHIP in the states in which we operate or reduces the volume of healthcare services provided, our growth, operations and financial performance could be adversely affected.

In April 2004, the Bush administration adopted a policy that seeks to reduce states' use of intergovernmental transfers for the states' share of Medicaid program funding. By restricting the use of intergovernmental transfers, this policy, if continued, may restrict some states' funding for Medicaid, which could adversely affect our growth, operations and financial performance.

Recent legislative changes in the Medicare program may also affect our business. For example, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 revised cost-sharing requirements for some beneficiaries and requires states to reimburse the federal Medicare program for costs of prescription drug coverage provided to beneficiaries who are enrolled simultaneously in both the Medicaid and Medicare programs. The Bush administration has also proposed to further reduce total federal funding for the Medicaid program by $25.7 billion over the next five years. These changes may reduce the availability of funding for some states' Medicaid programs, which could adversely affect our growth, operations and financial performance. In addition, the new Medicare prescription drug benefit is interrupting the distribution of prescription drugs to many beneficiaries simultaneously enrolled in both Medicaid and Medicare, prompting several states to pay for prescription drugs on an unbudgeted, emergency basis without any assurance of receiving reimbursement from the federal Medicaid program. These expenses may cause some states to divert funds originally intended for other Medicaid services which could adversely affect our growth, operations and financial performance.

If state regulatory agencies require a statutory capital level higher than the state regulations, we may be required to make additional capital contributions.

Our operations are conducted through our wholly owned subsidiaries, which include health maintenance organizations, or HMOs, and managed care organizations, or MCOs. HMOs and MCOs are subject to state regulations that, among other things, require the maintenance of minimum levels of statutory capital, as defined by each state. Additionally, state regulatory agencies may require, at their discretion, individual HMOs to maintain statutory capital levels higher than the state regulations. If this were to occur to one of our subsidiaries, we may be required to make additional capital contributions to the affected subsidiary. Any additional capital contribution made to one of the affected subsidiaries could have a material adverse effect on our liquidity and our ability to grow.

If we are unable to participate in SCHIP programs, our growth rate may be limited.

SCHIP is a federal initiative designed to provide coverage for low-income children not otherwise covered by Medicaid or other insurance programs. The programs vary significantly from state to state. Participation in SCHIP programs is an important part of our growth strategy. If states do not allow us to participate or if we fail to win bids to participate, our growth strategy may be materially and adversely affected.

If state regulators do not approve payments of dividends and distributions by our subsidiaries to us, we may not have sufficient funds to implement our business strategy.

We principally operate through our health plan subsidiaries. If funds normally available to us become limited in the future, we may need to rely on dividends and distributions from our subsidiaries to fund our operations. These subsidiaries are subject to regulations that limit the amount of dividends and distributions that can be paid to us without prior approval of, or notification to, state regulators. If these regulators were to deny our subsidiaries' request to pay dividends to us, the funds available to us would be limited, which could harm our ability to implement our business strategy.

Risks Related to Our Business

Ineffectiveness of state-operated systems and subcontractors could adversely affect our business.

Our health plans rely on other state-operated systems or sub-contractors to qualify, solicit, educate and assign eligible clients into the health plans. The effectiveness of these state operations and sub-contractors can have a material effect on a health plan's enrollment in a particular month or over an extended period. When a state implements new programs to determine eligibility, new processes to assign or enroll eligible clients into health plans, or chooses new contractors, there is an increased potential for an unanticipated impact on the overall number of members assigned into the health plans.

Failure to accurately predict our medical expenses could negatively affect our reported results.

Our medical expenses include estimates of medical expenses incurred but not yet reported, or IBNR. We estimate our IBNR medical expenses monthly based on a number of factors. Adjustments, if necessary, are made to medical expenses in the period during which the actual claim costs are ultimately determined or when criteria used to estimate IBNR change. We cannot be sure that our IBNR estimates are adequate or that adjustments to those estimates will not harm our results of operations. For example, in the three months ended June 30, 2006 we adjusted our IBNR by $9.7 million for adverse medical cost development from the first quarter of 2006. In addition, when we commence operations in a new state or region, we have limited information with which to estimate our medical claims liabilities. For example, we commenced operations in the Atlanta and Central regions of Georgia on June 1, 2006 and the Southwest region of Georgia on September 1, 2006 and have based our estimates on state provided historical actuarial data and limited 2006 actual incurred and received data. From time to time in the past, our actual results have varied from our estimates, particularly in times of significant changes in the number of our members. Our failure to estimate IBNR accurately may also affect our ability to take timely corrective actions, further harming our results.

Receipt of inadequate or significantly delayed premiums would negatively affect our revenues and profitability.

Our premium revenues consist of fixed monthly payments per member and supplemental payments for other services such as maternity deliveries. These premiums are fixed by contract, and we are obligated during the contract periods to provide healthcare services as established by the state governments. We use a large portion of our revenues to pay the costs of healthcare services delivered to our members. If premiums do not increase when expenses related to medical services rise, our earnings will be affected negatively. In addition, our actual medical services costs may exceed our estimates, which would cause our health benefits ratio, or our expenses related to medical services as a percentage of premium revenue, to increase and our profits to decline. In addition, it is possible for a state to increase the rates payable to the hospitals without granting a corresponding increase in premiums to us. If this were to occur in one or more of the states in which we operate, our profitability would be harmed. In addition, if there is a significant delay in our receipt of premiums to offset previously incurred health benefits costs, our earnings could be negatively impacted.

Failure to effectively manage our medical costs or related administrative costs would reduce our profitability.

Our profitability depends, to a significant degree, on our ability to predict and effectively manage expenses related to health benefits. We have less control over the costs related to medical services than we do over our general and administrative expenses. Because of the narrow margins of our health plan business, relatively small changes in our health benefits ratio can create significant changes in our financial results. Changes in healthcare regulations and practices, the level of use of healthcare services, hospital costs, pharmaceutical costs, major epidemics, new medical technologies and other external factors, including general economic conditions such as inflation levels, are beyond our control and could reduce our ability to predict and effectively control the costs of providing health benefits. We may not be able to manage costs effectively in the future. If our costs related to health benefits increase, our profits could be reduced or we may not remain profitable.

Difficulties in executing our acquisition strategy could adversely affect our business.

Historically, the acquisition of Medicaid and specialty services businesses, contract rights and related assets of other health plans both in our existing service areas and in new markets has accounted for a significant amount of our growth. Many of the other potential purchasers have greater financial resources than we have. In addition, many of the sellers are interested either in (a) selling, along with their Medicaid assets, other assets in which we do not have an interest or (b) selling their companies, including their liabilities, as opposed to the assets of their ongoing businesses.

We generally are required to obtain regulatory approval from one or more state agencies when making acquisitions. In the case of an acquisition of a business located in a state in which we do not currently operate, we would be required to obtain the necessary licenses to operate in that state. In addition, even if we already operate in a state in which we acquire a new business, we would be required to obtain additional regulatory approval if the acquisition would result in our operating in an area of the state in which we did not operate previously, and we could be required to renegotiate provider contracts of the acquired business. We cannot assure you that we would be able to comply with these regulatory requirements for an acquisition in a timely manner, or at all. In deciding whether to approve a proposed acquisition, state regulators may consider a number of factors outside our control, including giving preference to competing offers made by locally owned entities or by not-for-profit entities.

We also may be unable to obtain sufficient additional capital resources for future acquisitions. If we are unable to effectively execute our acquisition strategy, our future growth will suffer and our results of operations could be harmed.

Execution of our growth strategy may increase costs or liabilities, or create disruptions in our business.

We pursue acquisitions of other companies or businesses from time to time. Although we review the records of companies or businesses we plan to acquire, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities or adverse operating conditions, or an acquisition may not perform as well as expected. We face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses. We also face the risk that we will not be able to integrate acquisitions into our existing operations effectively without substantial expense, delay or other operational or financial problems. Integration may be hindered by, among other things, differing procedures, including internal controls, business practices and technology systems. We may need to divert more management resources to integration than we planned, which may adversely affect our ability to pursue other profitable activities.

In addition to the difficulties we may face in identifying and consummating acquisitions, we will also be required to integrate and consolidate any acquired business or assets with our existing operations. This may include the integration of:

- additional personnel who are not familiar with our operations and corporate culture;
- provider networks that may operate on different terms than our existing networks;
- existing members, who may decide to switch to another healthcare plan; and
- disparate administrative, accounting and finance, and information systems.

Additionally, our growth strategy includes start-up operations in new markets or new products in existing markets. We may incur significant expenses prior to commencement of operations and the receipt of revenue. As a result, these start-up operations may decrease our profitability. In the event we pursue any opportunity to diversify our business internationally, we would become subject to additional risks, including, but not limited to, political risk, an unfamiliar regulatory regime, currency exchange risk and exchange controls, cultural and language differences, foreign tax issues, and different labor laws and practices.

Accordingly, we may be unable to identify, consummate and integrate future acquisitions successfully or operate acquired businesses profitably.

If competing managed care programs are unwilling to purchase specialty services from us, we may not be able to successfully implement our strategy of diversifying our business lines.

We are seeking to diversify our business lines into areas that complement our Medicaid business in order to grow our revenue stream and balance our dependence on Medicaid risk reimbursement. In order to diversify our business, we must succeed in selling the services of our specialty subsidiaries not only to our managed care plans, but to programs operated by third-parties. Some of these third-party programs may compete with us in some markets, and they therefore may be unwilling to purchase specialty services from us. In any event, the offering of these services will require marketing activities that differ significantly from the manner in which we seek to increase revenues from our Medicaid programs. Our inability to market specialty services to other programs may impair our ability to execute our business strategy.

Failure to achieve timely profitability in any business would negatively affect our results of operations.

Start-up costs associated with a new business can be substantial. For example, in order to obtain a certificate of authority in most jurisdictions, we must first establish a provider network, have systems in place and demonstrate our ability to obtain a state contract and process claims. If we were unsuccessful in obtaining the necessary license, winning the bid to provide service or attracting members in numbers sufficient to cover our costs, any new business of ours would fail. We also could be obligated by the state to continue to provide services for some period of time without sufficient revenue to cover our ongoing costs or recover start-up costs. The expenses associated with starting up a new business could have a significant impact on our results of operations if we are unable to achieve profitable operations in a timely fashion.

We derive a majority of our premium revenues from operations in a small number of states, and our operating results would be materially affected by a decrease in premium revenues or profitability in any one of those states.

Operations in Georgia, Indiana, Kansas, Texas and Wisconsin have accounted for most of our premium revenues to date. For example, our Medicaid contract with Kansas, which terminated December 31, 2006, accounted together with our Medicaid contract with Missouri for $317.0 million in revenue for the year ended December 31, 2006. If we were unable to continue to operate in each of those states or if our current operations in any portion of one of those states were significantly curtailed, our revenues could decrease materially. Our reliance on operations in a limited number of states could cause our revenue and profitability to change suddenly and unexpectedly depending on legislative or other governmental or regulatory actions and decisions, economic conditions and similar factors in those states. Our inability to continue to operate in any of the states in which we operate would harm our business.

Competition may limit our ability to increase penetration of the markets that we serve.

We compete for members principally on the basis of size and quality of provider network, benefits provided and quality of service. We compete with numerous types of competitors, including other health plans and traditional state Medicaid programs that reimburse providers as care is provided. Subject to limited exceptions by federally approved state applications, the federal government requires that there be choices for Medicaid recipients among managed care programs. Voluntary programs and mandated competition may limit our ability to increase our market share.

Some of the health plans with which we compete have greater financial and other resources and offer a broader scope of products than we do. In addition, significant merger and acquisition activity has occurred in the managed care industry, as well as in industries that act as suppliers to us, such as the hospital, physician, pharmaceutical, medical device and health information systems businesses. To the extent that competition intensifies in any market that we serve, our ability to retain or increase members and providers, or maintain or increase our revenue growth, pricing flexibility and control over medical cost trends may be adversely affected.

In addition, in order to increase our membership in the markets we currently serve, we believe that we must continue to develop and implement community-specific products, alliances with key providers and localized outreach and educational programs. If we are unable to develop and implement these initiatives, or if our competitors are more successful than we are in doing so, we may not be able to further penetrate our existing markets.

If we are unable to maintain relationships with our provider networks, our profitability may be harmed.

Our profitability depends, in large part, upon our ability to contract favorably with hospitals, physicians and other healthcare providers. Our provider arrangements with our primary care physicians, specialists and hospitals generally may be cancelled by either party without cause upon 90 to 120 days prior written notice. We cannot assure you that we will be able to continue to renew our existing contracts or enter into new contracts enabling us to service our members profitably.

From time to time providers assert or threaten to assert claims seeking to terminate noncancelable agreements due to alleged actions or inactions by us. Even if these allegations represent attempts to avoid or renegotiate contractual terms that have become economically disadvantageous to the providers, it is possible that in the future a provider may pursue such a claim successfully. In addition, we are aware that other managed care organizations have been subject to class action suits by physicians with respect to claim payment procedures, and we may be subject to similar claims. Regardless of whether any claims brought against us are successful or have merit, they will still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

We will be required to establish acceptable provider networks prior to entering new markets. We may be unable to enter into agreements with providers in new markets on a timely basis or under favorable terms. If we are unable to retain our current provider contracts or enter into new provider contracts timely or on favorable terms, our profitability will be harmed.

We may be unable to attract and retain key personnel.

We are highly dependent on our ability to attract and retain qualified personnel to operate and expand our business. If we lose one or more members of our senior management team, including our chief executive officer, Michael Neidorff, who has been instrumental in developing our business strategy and forging our business relationships, our business and operating results could be harmed. Our ability to replace any departed members of our senior management or other key employees may be difficult and may take an extended period of time because of the limited number of individuals in the Medicaid managed care and specialty services industry with the breadth of skills and experience required to operate and successfully expand a business such as ours. Competition to hire from this limited pool is intense, and we may be unable to hire, train, retain or motivate these personnel.

Negative publicity regarding the managed care industry may harm our business and operating results.

The managed care industry has received negative publicity. This publicity has led to increased legislation, regulation, review of industry practices and private litigation in the commercial sector. These factors may adversely affect our ability to market our services, require us to change our services, and increase the regulatory burdens under which we operate. Any of these factors may increase the costs of doing business and adversely affect our operating results.

Claims relating to medical malpractice could cause us to incur significant expenses.

Our providers and employees involved in medical care decisions may be subject to medical malpractice claims. In addition, some states, including Texas, have adopted legislation that permits managed care organizations to be held liable for negligent treatment decisions or benefits coverage determinations. Claims of this nature, if successful, could result in substantial damage awards against us and our providers that could exceed the limits of any applicable insurance coverage. Therefore, successful malpractice or tort claims asserted against us, our providers or our employees could adversely affect our financial condition and profitability. Even if any claims brought against us are unsuccessful or without merit, they would still be time-consuming and costly and could distract our management's attention. As a result, we may incur significant expenses and may be unable to operate our business effectively.

Loss of providers due to increased insurance costs could adversely affect our business.

Our providers routinely purchase insurance to help protect themselves against medical malpractice claims. In recent years, the costs of maintaining commercially reasonable levels of such insurance have increased dramatically, and these costs are expected to increase to even greater levels in the future. As a result of the level of these costs, providers may decide to leave the practice of medicine or to limit their practice to certain areas, which may not address the needs of Medicaid participants. We rely on retaining a sufficient number of providers in order to maintain a certain level of service. If a significant number of our providers exit our provider networks or the practice of medicine generally, we may be unable to replace them in a timely manner, if at all, and our business could be adversely affected.

Growth in the number of Medicaid-eligible persons during economic downturns could cause our operating results to suffer if state and federal budgets decrease or do not increase.

Less favorable economic conditions may cause our membership to increase as more people become eligible to receive Medicaid benefits. During such economic downturns, however, state and federal budgets could decrease, causing states to attempt to cut healthcare programs, benefits and rates. We cannot predict the impact of changes in the United States economic environment or other economic or political events, including acts of terrorism or related military action, on federal or state funding of healthcare programs or on the size of the population eligible for the programs we operate. If federal funding decreases or remains unchanged while our membership increases, our results of operations will suffer.

Growth in the number of Medicaid-eligible persons may be countercyclical, which could cause our operating results to suffer when general economic conditions are improving.

Historically, the number of persons eligible to receive Medicaid benefits has increased more rapidly during periods of rising unemployment, corresponding to less favorable general economic conditions. Conversely, this number may grow more slowly or even decline if economic conditions improve. Therefore, improvements in general economic conditions may cause our membership levels to decrease, thereby causing our operating results to suffer, which could lead to decreases in our stock price during periods in which stock prices in general are increasing.

If we are unable to integrate and manage our information systems effectively, our operations could be disrupted.

Our operations depend significantly on effective information systems. The information gathered and processed by our information systems assists us in, among other things, monitoring utilization and other cost factors, processing provider claims, and providing data to our regulators. Our providers also depend upon our information systems for membership verifications, claims status and other information.

Our information systems and applications require continual maintenance, upgrading and enhancement to meet our operational needs and regulatory requirements. Moreover, our acquisition activity requires frequent transitions to or from, and the integration of, various information systems. We regularly upgrade and expand our information systems' capabilities. If we experience difficulties with the transition to or from information systems or are unable to properly maintain or expand our information systems, we could suffer, among other things, from operational disruptions, loss of existing members and difficulty in attracting new members, regulatory problems and increases in administrative expenses. In addition, our ability to integrate and manage our information systems may be impaired as the result of events outside our control, including acts of nature, such as earthquakes or fires, or acts of terrorists.

We rely on the accuracy of eligibility lists provided by state governments. Inaccuracies in those lists would negatively affect our results of operations.

Premium payments to us are based upon eligibility lists produced by state governments. From time to time, states require us to reimburse them for premiums paid to us based on an eligibility list that a state later discovers contains individuals who are not in fact eligible for a government sponsored program or are eligible for a different premium category or a different program. Alternatively, a state could fail to pay us for members for whom we are entitled to payment. Our results of operations would be adversely affected as a result of such reimbursement to the state if we had made related payments to providers and were unable to recoup such payments from the providers.

We may not be able to obtain or maintain adequate insurance.

We maintain liability insurance, subject to limits and deductibles, for claims that could result from providing or failing to provide managed care and related services. These claims could be substantial. We believe that our present insurance coverage and reserves are adequate to cover currently estimated exposures. We cannot assure you that we will be able to obtain adequate insurance coverage in the future at acceptable costs or that we will not incur significant liabilities in excess of policy limits.

From time to time, we may become involved in costly and time-consuming litigation and other regulatory proceedings, which require significant attention from our management.

We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on our business and operating results. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are costly and require significant attention from our management. For example, we have been named in two recently-filed securities class action lawsuits that are now consolidated. In addition, we may in the future be the target of similar litigation. As with other litigation, securities litigation could be costly and time consuming, require significant attention from our management and could harm our business and operating results.

Quantitative and Qualitative Disclosures About Market Risk

Investments

As of December 31, 2006, we had short-term investments of $66.9 million and long-term investments of $170.7 million, including restricted deposits of $25.3 million. The short-term investments consist of highly liquid securities with maturities between three and 12 months. The long-term investments consist of municipal, corporate and U.S. Agency bonds, life insurance contracts and U.S. Treasury investments and have maturities greater than one year. Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. Due to the nature of the states' requirements, these investments are classified as long-term regardless of the contractual maturity date. Our investments are subject to interest rate risk and will decrease in value if market rates increase. Assuming a hypothetical and immediate 1% increase in market interest rates at December 31, 2006, the fair value of our fixed income investments would decrease by approximately $2.3 million. Declines in interest rates over time will reduce our investment income.

Inflation

Although the general rate of inflation has remained relatively stable and healthcare cost inflation has stabilized in recent years, the national healthcare cost inflation rate still exceeds the general inflation rate. We use various strategies to mitigate the negative effects of healthcare cost inflation. Specifically, our health plans try to control medical and hospital costs through our margin protection program and contracts with independent providers of healthcare services. Through these contracted care providers, our health plans emphasize preventive healthcare and appropriate use of specialty and hospital services.

While we currently believe our strategies to mitigate healthcare cost inflation will continue to be successful, competitive pressures, new healthcare and pharmaceutical product introductions, demands from healthcare providers and customers, applicable regulations or other factors may affect our ability to control the impact of healthcare cost increases.

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 271,047**	$ 147,358
Premium and related receivables, net of allowances of $155 and $343, respectively	**91,664**	44,108
Short-term investments, at fair value (amortized cost $67,199 and $56,863, respectively)	**66,921**	56,700
Other current assets	**22,189**	24,439
Total current assets	**451,821**	272,605
Long-term investments, at fair value (amortized cost $146,980 and $126,039, respectively)	**145,417**	123,661
Restricted deposits, at fair value (amortized cost $25,422 and $22,821, respectively)	**25,265**	22,555
Property, software and equipment, net	**110,688**	67,199
Goodwill	**135,877**	157,278
Other intangible assets, net	**16,202**	17,368
Other assets	**9,710**	7,364
Total assets	**$894,980**	$668,030
Liabilities and Stockholders' Equity		
Current liabilities:		
Medical claims liabilities	**$280,441**	$ 170,514
Accounts payable and accrued expenses	**72,723**	29,790
Unearned revenue	**33,816**	13,648
Current portion of long-term debt	**971**	699
Total current liabilities	**387,951**	214,651
Long-term debt	**174,646**	92,448
Other liabilities	**5,960**	8,883
Total liabilities	**568,557**	315,982
Stockholders' equity:		
Common stock, $.001 par value; authorized 100,000,000 shares; issued and outstanding 43,369,918 and 42,988,230 shares, respectively	**44**	43
Additional paid-in capital	**209,340**	191,840
Accumulated other comprehensive income:		
Unrealized loss on investments, net of tax	**(1,251)**	(1,754)
Retained earnings	**118,290**	161,919
Total stockholders' equity	**326,423**	352,048
Total liabilities and stockholders' equity	**$894,980**	$668,030

See notes to consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except share data)	*Year Ended December 31,* 2006	2005	2004
Revenues:			
Premium	**$2,199,439**	$1,491,899	$ 991,673
Service	**79,581**	13,965	9,267
Total revenues	**2,279,020**	1,505,864	1,000,940
Expenses:			
Medical costs	**1,819,811**	1,226,909	800,476
Cost of services	**60,735**	5,851	8,065
General and administrative expenses	**346,284**	193,913	127,863
Impairment loss	**81,098**	-	-
Total operating expenses	**2,307,928**	1,426,673	936,404
Earnings (loss) from operations	**(28,908)**	79,191	64,536
Other income (expense):			
Investment and other income	**17,892**	10,655	6,431
Interest expense	**(10,636)**	(3,990)	(680)
Earnings (loss) before income taxes	**(21,652)**	85,856	70,287
Income tax expense	**21,977**	30,224	25,975
Net earnings (loss)	**$ (43,629)**	$ 55,632	$ 44,312
Net earnings (loss) per share:			
Basic earnings (loss) per common share	**$ (1.01)**	$ 1.31	$ 1.09
Diluted earnings (loss) per common share	**$ (1.01)**	$ 1.24	$ 1.02
Weighted average number of shares outstanding:			
Basic	**43,160,860**	42,312,522	40,820,909
Diluted	**43,160,860**	45,027,633	43,616,445

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(In thousands, except share data)	Common Stock $.001 Par Value Shares	Common Stock Amount	Additional Paid-in Capital	Unrealized Gain (Loss) on Investments	Retained Earnings	Total
Balance, December 31, 2003	40,263,848	$40	$157,360	$ 740	$ 61,975	$220,115
Net earnings	–	–	–	–	44,312	44,312
Change in unrealized investment gains, net of $(703) tax	–	–	–	(1,147)	–	(1,147)
Comprehensive earnings						43,165
Common stock issued for stock options and employee stock purchase plan	1,052,274	1	4,065	–	–	4,066
Stock compensation expense	–	–	650	–	–	650
Tax benefits from stock options	–	–	3,316	–	–	3,316
Balance, December 31, 2004	41,316,122	$41	$165,391	$ (407)	$106,287	$ 271,312
Net earnings	–	–	–	–	55,632	55,632
Change in unrealized investment losses, net of $(801) tax	–	–	–	(1,347)	–	(1,347)
Comprehensive earnings						54,285
Common stock issued for acquisitions	318,735	1	8,990	–	–	8,991
Common stock issued for stock options and employee stock purchase plan	1,353,373	1	6,016	–	–	6,017
Stock compensation expense	–	–	4,974	–	–	4,974
Tax benefits from stock options	–	–	6,469	–	–	6,469
Balance, December 31, 2005	42,988,230	$43	$191,840	$(1,754)	$161,919	$352,048
Net loss	–	–	–	–	(43,629)	(43,629)
Change in unrealized investment losses, net of $306 tax	–	–	–	503	–	503
Comprehensive loss						(43,126)
Common stock issued for stock options and employee stock purchase plan	779,088	1	7,497	–	–	7,498
Common stock repurchases	(397,400)	–	(7,944)	–	–	(7,944)
Stock compensation expense	–	–	14,904	–	–	14,904
Tax benefits from stock options	–	–	3,043	–	–	3,043
Balance, December 31, 2006	**43,369,918**	**$44**	**$209,340**	**$(1,251)**	**$118,290**	**$326,423**

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	*Year Ended December 31,* 2006	2005	2004
Cash flows from operating activities:			
Net earnings (loss)	$ (43,629)	$ 55,632	$ 44,312
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities –			
Depreciation and amortization	20,600	13,069	10,014
Excess tax benefits from stock compensation	–	6,469	3,316
Stock compensation expense	14,904	4,974	650
Impairment loss	88,268	–	–
Deferred income taxes	(6,692)	1,786	(1,638)
Changes in assets and liabilities –			
Premium and related receivables	(39,765)	(10,305)	(425)
Other current assets	5,352	(6,177)	(786)
Other assets	91	(525)	(728)
Medical claims liabilities	108,003	4,534	34,501
Unearned revenue	20,035	8,182	283
Accounts payable and accrued expenses	28,136	(4,215)	9,951
Other operating activities	(271)	624	(45)
Net cash provided by operating activities	195,032	74,048	99,405
Cash flows from investing activities:			
Purchase of property, software and equipment	(50,318)	(26,909)	(25,009)
Purchase of investments	(319,322)	(150,444)	(254,358)
Sales and maturities of investments	286,155	176,387	243,623
Acquisitions, net of cash acquired	(66,772)	(55,485)	(86,739)
Net cash used in investing activities	(150,257)	(56,451)	(122,483)
Cash flows from financing activities:			
Proceeds from exercise of stock options	6,953	5,621	4,066
Proceeds from borrowings	94,359	45,000	45,860
Payment of long-term debt and notes payable	(17,355)	(4,552)	(6,596)
Excess tax benefits from stock compensation	3,043	–	–
Common stock repurchases	(7,833)	–	–
Other financing activities	(253)	(413)	(493)
Net cash provided by financing activities	78,914	45,656	42,837
Net increase in cash and cash equivalents	123,689	63,253	19,759
Cash and cash equivalents, beginning of period	147,358	84,105	64,346
Cash and cash equivalents, end of period	$ 271,047	$ 147,358	$ 84,105
Interest paid	$ 10,680	$ 3,291	$ 494
Income taxes paid	$ 16,418	$ 31,287	$ 20,518
Supplemental schedule of non-cash investing and financing activities:			
Common stock issued for acquisitions	$ –	$ 8,991	$ –
Property acquired under capital leases	$ 366	$ 5,026	$ –

See notes to consolidated financial statements.

Note 1. Organization and Operations

Centene Corporation, or Centene or the Company, is a multi-line healthcare enterprise operating primarily in two segments: Medicaid Managed Care and Specialty Services. Centene's Medicaid Managed Care segment provides Medicaid and Medicaid-related health plan coverage to individuals through government subsidized programs, including Medicaid, the State Children's Health Insurance Program, or SCHIP, and Supplemental Security Income, or SSI. The Company's Specialty Services segment provides specialty services, including behavioral health, disease management, long-term care programs, managed vision, nurse triage, pharmacy benefits management and treatment compliance, to state programs, healthcare organizations, and other commercial organizations, as well as to our own subsidiaries on market-based terms.

Note 2. Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Centene Corporation and all majority owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered to be cash equivalents. Cash equivalents consist of commercial paper, money market funds, repurchase agreements and bank savings accounts.

Investments

Short-term investments include securities with maturities between three months and one year. Long-term investments include securities with maturities greater than one year.

Short-term and long-term investments are classified as available for sale and are carried at fair value based on quoted market prices. Unrealized gains and losses on investments available for sale are excluded from earnings and reported as a separate component of stockholders' equity, net of income tax effects. Premiums and discounts are amortized or accreted over the life of the related security using the effective interest method. The Company monitors the difference between the cost and fair value of investments. Investments that experience a decline in value that is judged to be other than temporary are written down to fair value and a realized loss is recorded in investment and other income. To calculate realized gains and losses on the sale of investments, the Company uses the specific amortized cost of each investment sold. Realized gains and losses are recorded in investment and other income.

Restricted Deposits

Restricted deposits consist of investments required by various state statutes to be deposited or pledged to state agencies. These investments are classified as long-term, regardless of the contractual maturity date, due to the nature of the states' requirements. The Company is required to annually adjust the amount of the deposit pledged to certain states.

Property, Software and Equipment

Property, software and equipment is stated at cost less accumulated depreciation. Capitalized software includes certain costs incurred in the development of internal-use software, including external direct costs of materials and services and payroll costs of employees devoted to specific software development. Depreciation is calculated principally by the straight-line method over estimated useful lives ranging from 40 years for buildings, two to seven years for software and computer equipment and five to seven years for furniture and equipment. Leasehold improvements are depreciated using the straight-line method over the shorter of the expected useful life or the remaining term of the lease ranging between one and ten years.

Intangible Assets

Intangible assets represent assets acquired in purchase transactions and consist primarily of customer relationships, purchased contract rights, provider contracts, trade names and goodwill. Purchased contract rights are amortized using the straight-line method over periods ranging from five to ten years. Provider contracts are amortized using the straight-line method over periods ranging from five to ten years. Customer relationships are amortized using the straight-line method over periods ranging from five to seven years. Trade names are amortized using the straight line method over 20 years.

Goodwill is reviewed annually during the fourth quarter for impairment. In addition, the Company performs an impairment analysis of other intangible assets based on the occurrence of other factors. Such factors include, but are not limited to, significant changes in membership, state funding, medical contracts and provider networks and contracts. An impairment loss is recognized if the carrying value of intangible assets exceeds the implied fair value.

Medical Claims Liabilities

Medical services costs include claims paid, claims reported but not yet paid, or inventory, estimates for claims incurred but not yet received, or IBNR, and estimates for the costs necessary to process unpaid claims.

The estimates of medical claims liabilities are developed using standard actuarial methods based upon historical data for payment patterns, cost trends, product mix, seasonality, utilization of healthcare services and other relevant factors including product changes. These estimates are continually reviewed and adjustments, if necessary, are reflected in the period known. Management did not change actuarial methods during the years presented. Management believes the amount of medical claims payable is reasonable and adequate to cover the Company's liability for unpaid claims as of December 31, 2006; however, actual claim payments may differ from established estimates.

Revenue Recognition

The Company's Medicaid Managed Care segment generates revenues primarily from premiums received from the states in which it operates health plans. The Company receives a fixed premium per member per month pursuant to our state contracts. The Company generally receives premium payments during the month it provides services and recognizes premium revenue during the period in which it is obligated to provide services to its members. Some states enact premium taxes or similar assessments, collectively premium taxes, and these taxes are recorded as General and Administrative expenses. Some contracts allow for additional premium related to certain supplemental services provided such as maternity deliveries. Revenues are recorded based on membership and eligibility data provided by the states, which may be adjusted by the states for updates to this data. These adjustments have been immaterial in relation to total revenue recorded and are reflected in the period known.

The Company's Specialty Services segment generates revenues under contracts with state programs, healthcare organizations and other commercial organizations, as well as from our own subsidiaries on market-based terms. Revenues are recognized when the related services are provided or as ratably earned over the covered period of service.

Premium and services revenues collected in advance are recorded as unearned revenue. For performance-based contracts the Company does not recognize revenue subject to refund until data is sufficient to measure performance. Premiums and service revenues due to the Company are recorded as premium and related receivables and are recorded net of an allowance based on historical trends and management's judgment on the collectibility of these accounts. As the Company generally receives payments during the month in which services are provided, the allowance is typically not significant in comparison to total revenues and does not have a material impact on the presentation of the financial condition or results of operations. Activity in the allowance for uncollectible accounts for the years ended December 31 is summarized below:

	2006	2005	2004
Allowances, beginning of year	$ 343	$ 462	$ 607
Amounts charged to expense	512	80	407
Write-offs of uncollectible receivables	(700)	(199)	(552)
Allowances, end of year	$ 155	$ 343	$ 462

Significant Customers

Centene receives the majority of its revenues under contracts or subcontracts with state Medicaid managed care programs. The contracts, which expire on various dates between June 30, 2007 and December 31, 2011, are expected to be renewed. Contracts with the states of Georgia, Indiana, Kansas, Texas and Wisconsin each accounted for 15%, 15%, 10%, 17% and 16%, respectively, of the Company's revenues for the year ended December 31, 2006.

Reinsurance

Centene has purchased reinsurance from third parties to cover eligible healthcare services. The current reinsurance program covers 90% of inpatient healthcare expenses in excess of annual deductibles of $300 to $500 per member, up to an annual maximum of $2,000. Centene's Medicaid Managed Care subsidiaries are responsible for inpatient charges in excess of an average daily per diem. In addition, Bridgeway participates in a risk-sharing program as part of its contract with the State of Arizona for the reimbursement of certain contract service costs beyond a monetary threshold.

Reinsurance recoveries were $3,674, $4,014, and $3,730, in 2006, 2005, and 2004, respectively. Reinsurance expenses were approximately $4,842, $4,105, and $6,724 in 2006, 2005, and 2004, respectively. Reinsurance recoveries, net of expenses, are included in medical costs.

Other Income (Expense)

Other income (expense) consists principally of investment income and interest expense. Investment income is derived from the Company's cash, cash equivalents, restricted deposits and investments.

Interest expense relates to borrowings under our credit facilities, mortgage interest, interest on capital leases and credit facility fees.

Income Taxes

Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date of the tax rate change.

Valuation allowances are provided when it is considered more likely than not that deferred tax assets will not be realized. In determining if a deductible temporary difference or net operating loss can be realized, the Company considers future reversals of existing taxable temporary differences, future taxable income, taxable income in prior carryback periods and tax planning strategies.

Stock Based Compensation

The Company adopted FASB Statement of Financial Accounting Standards No. 123 (revised 2004), "Share Based Payment," or SFAS 123R, effective January 1, 2006, using the modified-prospective transition method. Under this method, compensation cost is recognized for awards granted and for awards modified, repurchased or cancelled in the period after adoption. Compensation cost is also recognized for the unvested portion of awards granted prior to adoption. Prior year financial statements are not restated. The fair value of the Company's employee share options and similar instruments are estimated using the Black-Scholes option-pricing model. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. The Company's results for the year ended December 31, 2006 reflected the following changes as a result of adopting SFAS 123R:

	Year Ended December 31, 2006
Earnings before income taxes	$(9,926)
Net earnings	$(7,628)
Basic earnings per common share	$ (0.18)
Diluted earnings per common share	$ (0.18)

Additionally, upon adoption of SFAS 123R, excess tax benefits related to stock compensation are presented as a cash inflow from financing activities. This change had the effect of decreasing cash flows from operating activities and increasing cash flows from financing activities by $3,043 for the year ended December 31, 2006.

For the years ended December 31, 2005 and 2004, the Company accounted for stock-based compensation plans under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost related to stock options issued to employees was recorded only if the grant-date market price of the underlying stock exceeded the exercise price. The following table illustrates the effect on net earnings and earnings per share if a fair value-based method had been applied to all awards.

	2005	2004
Net earnings	$55,632	$44,312
Stock-based employee compensation expense included in net earnings, net of related tax effects	3,084	403
Stock-based employee compensation expense determined under fair value based method, net of related tax effects	(11,988)	(3,893)
Pro forma net earnings	$46,728	$40,822
Basic earnings per common share:		
As reported	$ 1.31	$ 1.09
Pro forma	1.10	1.00
Diluted earnings per common share:		
As reported	$ 1.24	$ 1.02
Pro forma	1.05	0.94

In October 2005, the Compensation Committee approved the immediate and full acceleration of vesting of 260,000 "out-of-the-money" stock options to certain employees. These employees did not include any of the Company's executive officers or other employees at the Vice President level or above. Each stock option issued as a part of these grants has an exercise price greater than the closing price per share on the date of the Compensation Committee's action. The purpose of the acceleration was to enable the Company to avoid recognizing compensation expense associated with these options in future periods in our consolidated statements of operations in contemplation of the implementation of SFAS 123R. The pre-tax charge avoided totals approximately $3.0 million which would have been recognized over the years 2006, 2007, 2008 and 2009. This amount is reflected in the pro forma disclosures included above. The options that have been accelerated had an exercise price in excess of the market value of our common stock at the time of acceleration. Accordingly, the Compensation Committee determined that the expense savings outweighs the objective of incentive compensation and retention.

Additional information regarding the stock option plans is included in Note 13.

Reclassifications

Certain amounts in the consolidated financial statements have been reclassified to conform to the 2006 presentation. These reclassifications have no effect on net earnings or stockholders' equity as previously reported.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued Interpretation 48, or FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109, "Accounting for Income Taxes." FIN 48 clarifies whether or not to recognize assets or liabilities for tax positions taken that may be challenged by the taxing authority. The adoption of FIN 48 on January 1, 2007 is not expected to have a material effect on the Company's financial condition or results of operations.

In June 2006, the FASB ratified the consensus reached on Emerging Issues Task Force, or EITF, Issue No. 06-3, "How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation)", or EITF 06-3. The EITF reached a consensus that the presentation of taxes on either a gross or net basis is an accounting policy decision. Premium taxes and similar assessments are within the scope of EITF 06-3. The Company plans to adopt EITF 06-3 effective January 1, 2007 and will report premium revenues net of premium taxes and similar assessments. The adoption of EITF 06-3 is expected to result in lower revenue and general and administrative expenses with no effect on the Company's net earnings, statement of financial position or stockholders' equity. The amount of premium taxes and similar assessments reported in 2006 was $42,453.

Note 3. **FirstGuard Health Plans**

In August 2006, FirstGuard Health Plan Kansas, Inc., or FirstGuard Kansas, a wholly owned subsidiary, received notification from the Kansas Health Policy Authority that its Medicaid contract scheduled to terminate December 31, 2006 would not be renewed. The Company appealed this decision and initiated litigation in an attempt to renew this Medicaid contract. These actions were unsuccessful and the contract terminated effective December 31, 2006. In 2006, the Company also evaluated its strategic alternatives for its Missouri subsidiary, FirstGuard Health Plan, Inc., or FirstGuard Missouri, and decided to divest the business. The sale of the operating assets of FirstGuard Missouri was completed effective February 1, 2007.

As a result of the notification from the Kansas Health Policy Authority, the Company conducted an impairment analysis of the identifiable intangible assets and goodwill of the FirstGuard reporting unit, which encompasses both the FirstGuard Kansas and FirstGuard Missouri health plans. The fair value of the FirstGuard reporting unit was determined using discounted expected cash flows and estimated market value. The impairment analysis resulted in a goodwill impairment of $81,098 recorded as impairment loss in the consolidated statement of operations. The Company also recorded impairment charges for identifiable intangible assets of $5,993, and fixed assets of $1,177 recorded as general and administrative expenses in the consolidated statement of operations. The goodwill portion of the impairment is not deductible for tax purposes.

The Company incurred $6,202 of other FirstGuard exit costs in 2006 consisting primarily of lease termination fees and employee severance costs. At December 31, 2006 the remaining accrual for these costs was $3,027. Our FirstGuard reporting unit had total revenues of $317,027, $273,662 and $20,247 for the years ended December 31, 2006, 2005 and 2004, respectively. FirstGuard had 138,900 members (unaudited) at December 31, 2006.

Note 4. **Acquisitions**

US Script

Effective January 1, 2006, the Company acquired 100% of US Script, Inc., a pharmacy benefits manager. The Company paid $40,573 in cash and related transaction costs. In accordance with the terms of the agreement, the Company may pay up to an additional $10,000 if US Script, Inc. achieves certain earnings targets over a five-year period. US Script met its earnings target for the first year of the five year period and the company accrued $2,000 of additional purchase price, which will be paid in 2007. The results of operations for US Script, Inc. are included in the Specialty Services segment and the consolidated financial statements since January 1, 2006.

The purchase price allocation resulted in estimated identifiable intangible assets of $7,100 and associated deferred tax liabilities of $3,321 and goodwill of $36,200. The identifiable intangible assets have an estimated useful life of seven to 20 years. The acquired goodwill is not deductible for income tax purposes. Pro forma disclosures related to the acquisition have been excluded as immaterial.

Other 2006 Acquisitions

The Company acquired Health Dimensions of Florida, Inc., effective April 1, 2006, Cardium Health Services Corporation, effective May 9, 2006, MediPlan Corporation, effective June 1, 2006, and OptiCare Managed Vision, Inc., effective July 1, 2006. The Company paid a total of $30,800 in cash and related transaction costs for these acquisitions. The results of operations for these acquisitions are included in the consolidated financial statements since the respective effective dates. Health Dimensions of Florida, Inc., a provider of after hours nurse triage services, Cardium Health Services Corporation, a chronic disease management provider, and OptiCare Managed Vision, Inc., a managed vision provider, are included in the Specialty Services segment. MediPlan Corporation, with Medicaid membership in Ohio, is included in the Medicaid Managed Care segment. For these acquisitions, goodwill of $18,094 and $7,150 was allocated to the Specialty Services segment and Medicaid Managed Care segment, respectively, of which $6,944 is deductible for income tax purposes. Pro forma disclosures related to these acquisitions have been excluded as immaterial.

AirLogix

Effective July 22, 2005, the Company acquired 100% of AirLogix, Inc., a disease management provider. The Company paid approximately $36,310 in cash and related transaction costs. The results of operations for AirLogix, Inc. are included in the Specialty Services segment and the consolidated financial statements since July 22, 2005.

The purchase price allocation resulted in estimated identified intangible assets of $1,900 and associated deferred tax liabilities of $997 and goodwill of $28,767. The identifiable intangible assets have an estimated useful life of one to five years. The acquired goodwill is not deductible for income tax purposes. Pro forma disclosures related to the acquisition have been excluded as immaterial.

SummaCare

Effective May 1, 2005, the Company acquired certain Medicaid-related assets from SummaCare, Inc. for a purchase price of approximately $30,407. The cost to acquire the Medicaid-related assets has been allocated to the assets acquired and liabilities assumed according to estimated fair values. The results of operations for SummaCare are included in the consolidated financial statements since May 1, 2005.

The purchase price allocation resulted in identified intangible assets of $520, representing purchased contract rights and provider contracts and goodwill of $29,887. The identified intangible assets are being amortized over periods ranging from five to ten years. The acquired goodwill is deductible for income tax purposes. Pro forma disclosures related to the acquisition have been excluded as immaterial.

Note 5. **Short-term and Long-term Investments and Restricted Deposits**

Short-term and long-term investments and restricted deposits available for sale by investment type at December 31, 2006 consist of the following:

	December 31, 2006			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Market Value**
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 37,441	$14	$ (374)	$ 37,081
Corporate securities	79,665	1	(940)	78,726
State and municipal securities	107,711	6	(706)	107,011
Asset backed securities	2,720	3	(2)	2,721
Life insurance contracts	12,064	–	–	12,064
Total	$239,601	$24	$(2,022)	$237,603

Short-term and long-term investments and restricted deposits available for sale by investment type at December 31, 2005 consist of the following:

	December 31, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$ 38,648	$32	$ (660)	$ 38,020
Corporate securities	98,508	20	(1,368)	97,160
State and municipal securities	58,446	18	(849)	57,615
Life insurance contracts	10.121	–	–	10,121
Total	$205,723	$70	$(2,877)	$202,916

The Company monitors investments for other than temporary impairment. Certain investments have experienced a decline in market value due to changes in market interest rates. The Company recognized an other than temporary impairment loss of $31 in 2006 for investments in the FirstGuard Kansas portfolio which the Company expects to sell prior to recovery. Based on the credit quality of the Company's other investments and ability to hold these investments to recovery (which may be maturity), no other impairment has been recorded for investments. Investments in a gross unrealized loss position at December 31, 2006 are as follows:

		Less Than 12 Months		*12 Months or More*		*Total*	
	Amortized Cost	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value
Corporate	**$ 70,379**	**$ (11)**	**$17,594**	**$ (932)**	**$ 51,842**	**$ (943)**	**$ 69,436**
Government	**34,439**	**(65)**	**16,326**	**(309)**	**17,739**	**(374)**	**34,065**
Municipal	**63,281**	**(46)**	**25,621**	**(659)**	**36,955**	**(705)**	**62,576**
Total	**$168,099**	**$(122)**	**$59,541**	**$(1,900)**	**$106,536**	**$(2,022)**	**$166,077**

Investments in a gross unrealized loss position at December 31, 2005 are as follows:

		Less Than 12 Months		*12 Months or More*		*Total*	
	Amortized Cost	Unrealized Losses	Market Value	Unrealized Losses	Market Value	Unrealized Losses	Market Value
Corporate	$ 67,549	$(313)	$26,151	$(1,055)	$40,030	$(1,368)	$ 66,181
Government	36,472	(110)	13,309	(549)	22,504	(659)	35,813
Municipal	53,343	(196)	27,646	(654)	24,847	(850)	52,493
Total	$157,364	$(619)	$67,106	$(2,258)	$87,381	$(2,877)	$154,487

The contractual maturities of short-term and long-term investments and restricted deposits as of December 31, 2006, are as follows:

	Investments		Restricted Deposits	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	**$ 67,199**	**$ 66,921**	**$13,541**	**$13,454**
One year through five years	**98,326**	**96,786**	**11,374**	**11,314**
Five years through ten years	**14,579**	**14,556**	**507**	**497**
Greater than ten years	**34,075**	**34,075**	**-**	**-**
Total	**$214,179**	**$212,338**	**$25,422**	**$25,265**

The contractual maturities of short-term and long-term investments and restricted deposits as of December 31, 2005, are as follows:

	Investments		Restricted Deposits	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$ 56,863	$ 56,700	$16,681	$16,532
One year through five years	112,623	110,311	5,310	5,177
Five years through ten years	13,416	13,350	830	846
Total	$182,902	$180,361	$22,821	$22,555

Actual maturities may differ from contractual maturities due to call or prepayment options. Asset backed securities are included in the one year through five years category, and life insurance contracts are included in the five years through ten years category. The Company has the option to redeem at Amortized Cost all of the securities included in the Greater than ten years category listed above.

The Company recorded realized gains and losses on investments for the years ended December 31 as follows:

	2006	2005	2004
Gross realized gains	**$ 9**	$ –	$ 861
Gross realized losses	**(68)**	(70)	(723)
Net realized (losses) gains	**$(59)**	$(70)	$ 138

Note 6. **Property, Software and Equipment**

Property, software and equipment consist of the following as of December 31:

	2006	2005
Computer software	**$ 44,292**	$ 21,510
Building	**34,671**	25,376
Land	**20,216**	11,815
Computer hardware	**19,580**	11,717
Furniture and office equipment	**16,114**	10,163
Leasehold improvements	**9,226**	6,125
	144,099	86,706
Less accumulated depreciation	**(33,411)**	(19,507)
Property, software and equipment, net	**$110,688**	$ 67,199

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $16,019, $8,134 and $5,149, respectively.

Note 7. **Intangible Assets**

Goodwill balances and the changes therein are as follows:

	Medicaid Managed Care	Specialty Services	Total
Balance as of December 31, 2004	$ 97,891	$ 3,740	$ 101,631
Acquisitions	30,158	30,033	60,191
Other adjustments	(4,159)	(385)	(4,544)
Balance as of December 31, 2005	123,890	33,388	157,278
Acquisitions	7,176	52,948	60,124
Other adjustments	(237)	(190)	(427)
Impairment loss	(81,098)	–	(81,098)
Balance as of December 31, 2006	**$ 49,731**	**$86,146**	**$135,877**

Goodwill additions in 2006 and 2005 were related to the acquisitions discussed in Note 4. Goodwill reductions in 2005 were related to the recognition of acquired net operating loss carry forward benefits.

Other intangible assets at December 31 consist of the following:

	2006	2005	Weighted Average Life in Years 2006	Weighted Average Life in Years 2005
Purchased contract rights	**$10,072**	$14,543	**6.6**	11.1
Provider contracts	**2,247**	3,021	**8.8**	10.0
Customer relationships	**5,400**	–	**6.3**	–
Trade names	**3,750**	–	**19.7**	–
Other intangibles	**3,270**	5,300	**5.0**	5.0
Other intangible assets	**24,739**	22,864	**8.6**	10.0
Less accumulated amortization:				
Purchased contract rights	**(5,799)**	(4,305)		
Provider contracts	**(920)**	(654)		
Customer relationships	**(1,025)**	–		
Trade names	**(280)**	–		
Other identifiable intangibles	**(513)**	(537)		
Total accumulated amortization	**(8,537)**	(5,496)		
Other intangible assets, net	**$16,202**	$17,368		

Amortization expense was $3,041, $2,416 and $1,481 for the years ended December 31, 2006, 2005 and 2004, respectively. The estimated amortization expense for 2007, 2008, 2009, 2010 and 2011, assuming no further acquisitions, is approximately $3,600, $2,700, $2,400, $2,100 and $1,600, respectively.

Note 8. **Income Taxes**

The consolidated income tax expense consists of the following for the years ended December 31:

	2006	2005	2004
Current provision:			
Federal	**$26,703**	$26,884	$23,652
State and local	**2,552**	1,661	3,038
Total current provision	**29,255**	28,545	26,690
Deferred provision	**(7,278)**	1,679	(715)
Total provision for income taxes	**$21,977**	$30,224	$25,975

The reconciliation of the tax provision at the U.S. Federal Statutory Rate to the provision for income taxes is as follows:

	2006	2005	2004
Tax provision at the U.S. federal statutory rate.	**$ (7,578)**	$30,050	$24,600
Non-deductible goodwill impairment charge	**28,384**	–	–
Non-deductible incentive stock option compensation	**1,407**	–	–
State income taxes, net of federal income tax benefit	**376**	1,230	1,975
Other, net	**(612)**	(1,056)	(600)
Income tax expense	**$21,977**	$30,224	$25,975

The tax effects of temporary differences which give rise to deferred tax assets and liabilities are presented below for the years ended December 31:

	2006	2005
Deferred tax assets:		
Medical claims liabilities and other accruals	**$ 3,286**	$ 1,383
Unearned premium and other deferred revenue	**3,238**	4,890
Unrealized loss on investments	**746**	1,053
Federal net operating loss carry forward	**6,289**	5,452
State net operating loss carry forward	**3,157**	3,205
State tax credits	**1,290**	925
Stock compensation	**5,621**	2,126
Other	**5,502**	2,675
Total gross deferred tax assets	**29,129**	21,709
Deferred tax liabilities:		
Intangible assets	**5,789**	6,202
Prepaid assets	**1,923**	1,621
Depreciation and amortization	**6,962**	4,864
Total gross deferred tax liabilities	**14,674**	12,687
Valuation allowance	**(2,792)**	(3,697)
Net deferred tax assets	**$11,663**	$ 5,325

The Company's deferred tax assets include federal and state net operating losses, or NOLs, the majority of which were acquired in business combinations. Accordingly, the total and annual deduction for those NOLs is limited by tax law. The federal NOLs expire between the years 2011 and 2025 and the state NOLs expire between the years 2007 and 2027. Valuation allowances are recorded for those NOLs the Company believes are more-likely-than-not to expire unused. During 2006 and 2005, the Company recorded valuation allowance reductions of $2,910 and $5,340, respectively and recorded additional valuation allowances of $2,005 and $2,048, respectively. The 2006 and 2005 tax provision included $422 and $790 of the valuation allowance reductions. The remainder was recorded as a reduction of goodwill and other intangible assets or was due to a change in state filing positions.

Note 9. **Medical Claims Liabilities**

The change in medical claims liabilities is summarized as follows:

	2006	2005	2004
Balance, January 1	$ 170,514	$ 165,980	$106,569
Acquisitions	1,788	–	24,909
Incurred related to:			
Current year	1,832,096	1,244,600	816,418
Prior years	(12,285)	(17,691)	(15,942)
Total incurred	1,819,811	1,226,909	800,476
Paid related to:			
Current year	1,555,074	1,075,204	681,780
Prior years	156,598	147,171	84,194
Total paid	1,711,672	1,222,375	765,974
Balance, December 31	$ 280,441	$ 170,514	$165,980

Changes in estimates of incurred claims for prior years were attributable to favorable development, including changes in medical utilization and cost trends.

The Company had reinsurance recoverables related to medical claims liabilities of $1,269 and $261 at December 31, 2006 and 2005, respectively, included in premium and related receivables.

Note 10. **Debt**

Debt consists of the following at December 31:

	2006	2005
$300,000 revolving credit agreement	$149,000	$75,000
$25,000 revolving loan agreement	8,359	-
Mortgage notes payable	12,487	12,974
Capital leases	5,771	5,173
Total debt	175,617	93,147
Less current maturities	(971)	(699)
Long-term debt	$174,646	$92,448

In September 2006, the Company executed an amendment to the five-year Revolving Credit Agreement dated September 14, 2004 with various financial institutions. The amendment increases the total amount available under the credit agreement to $300,000 from $200,000, including a sub-facility for letters of credit in an aggregate amount up to $75,000. Borrowings under the agreement bear interest based upon LIBOR rates, the Federal Funds Rate or the Prime Rate. There is a commitment fee on the unused portion of the agreement that ranges from 0.15% to 0.275% depending on the total debt-to-EBITDA ratio. The agreement contains non-financial and financial covenants, including requirements of minimum fixed charge coverage ratios, maximum debt-to-EBITDA ratios and minimum tangible net worth. The agreement will expire in September 2011. The outstanding borrowings at December 31, 2006 bore interest at LIBOR plus 1.25%, or 6.7%.

In May 2006, the Company executed a three-year $25,000 Revolving Loan Agreement. Borrowings under the agreement bear interest based upon LIBOR rates plus 1.5%. Subject to the terms and conditions of the agreement, the proceeds of the Revolving Loan may only be used for the acquisition of certain properties contiguous to the Company's corporate headquarters. The collateralized properties had a net book value of $9,435 at December 31, 2006. The outstanding borrowings at December 31, 2006 bore interest at 6.8%.

Mortgage notes payable consists of two mortgages collateralized by the Company's headquarters property. The mortgages bear interest at the prevailing prime rate less .75% (7.5% at December 31, 2006). The respective properties had a net book value of $21,180 at December 31, 2006. The mortgages include a financial covenant requiring a minimum rolling twelve-month debt service coverage ratio.

Aggregate maturities for the Company's debt are as follows:

2007	$ 971
2008	917
2009	9,006
2010	11,197
2011	149,175
Thereafter	4,351
Total	$175,617

Note 11. **Stockholders' Equity**

The Company has 10,000,000 authorized shares of preferred stock at $.001 par value. At December 31, 2006, there were no preferred shares outstanding.

In November 2005, the Company's board of directors adopted a stock repurchase program authorizing the Company to repurchase up to 4,000,000 shares of common stock from time to time on the open market or through privately negotiated transactions. The repurchase program extends through October 31, 2007 but the Company reserves the right to suspend or discontinue the program at anytime. During the year ended December 31, 2006, the Company repurchased 397,400 shares at an average price of $19.71 and an aggregate cost of $7,833.

Note 12. **Statutory Capital Requirements and Dividend Restrictions**

Various state laws require Centene's regulated subsidiaries to maintain minimum capital levels specified by each state and restrict the amount of dividends that may be paid without prior regulatory approval. At December 31, 2006 and 2005, Centene's subsidiaries had aggregate statutory capital and surplus of $248,900 and $183,500, respectively, compared with the required minimum aggregate statutory capital and surplus of $154,000 and $87,700, respectively.

Note 13. **Stock Incentive Plans**

The Company's stock incentive plans allow for the granting of restricted stock or restricted stock unit awards and options to purchase common stock. Both incentive stock options and non-qualified stock options can be awarded under the plans. No option will be exercisable for longer than ten years after the date of grant. The plans have 319,044 shares available for future awards. Compensation expense for stock options and restricted stock unit awards is recognized on a straight-line basis over the vesting period, generally three to five years for stock options and one to ten years for restricted stock or restricted stock unit awards. Certain awards provide for accelerated vesting if there is a change in control as defined in the plans.

Option activity for the year ended December 31, 2006 is summarized below:

	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term
Outstanding as of December 31, 2005	5,273,571	$ 15.79		
Granted	655,000	24.99		
Exercised	(702,468)	8.74		
Expired	(44,200)	23.38		
Forfeited	(345,940)	18.87		
Outstanding as of December 31, 2006	4,835,963	$ 17.77	$35,631	7.2
Exercisable as of December 31, 2006	2,323,579	$14.59	$ 24,176	6.2

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	6.5	6.4	6.0
Risk-free interest rate	4.6%	4.3%	3.7%
Expected volatility	47.8%	46.6%	57.5%
Expected dividend yield	0%	0%	0%

For the years ended December 31, 2006 and 2005, the expected life of each award granted was calculated using the "simplified method" in accordance with Staff Accounting Bulletin No. 107. For the year ended December 31, 2004, the Company used a projected expected life for each award granted based on historical experience of employees' exercise behavior. For the years ended December 31, 2006 and 2005, expected volatility is primarily based on historical volatility levels along with the implied volatility of exchange traded options to purchase Centene common stock. For the year ended December 31, 2004, expected volatility is based on historical volatility levels. The risk-free interest rates are based on the implied yield currently available on U.S. Treasury zero coupon issues with a remaining term equal to the expected life. .

Other information pertaining to option activity during the year ended December 31, 2006, 2005 and 2004 is as follows:

	Year Ended December 31,		
	2006	2005	2004
Weighted-average fair value of options granted	$ 13.42	$ 13.77	$ 12.25
Total intrinsic value of stock options exercised	$10,495	$32,425	$15,249

A summary of the status of the Company's non-vested restricted stock and restricted stock unit shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested balance as of December 31, 2005	1,153,655	$25.20
Granted	192,465	25.50
Vested	(42,389)	29.19
Forfeited	(7,600)	25.55
Non-vested balance as of December 31, 2006	1,296,131	$ 25.12

The total fair value of restricted stock and restricted stock units vested during the years ended December 31, 2006, 2005 and 2004, was $1,051, $0 and $0, respectively.

As of December 31, 2006, there was $45,263 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plans; that cost is expected to be recognized over a weighted-average period of 2.5 years.

During 2002, Centene implemented an employee stock purchase plan. The Company has reserved 900,000 shares of common stock and issued 34,357 shares, 45,497 shares, and 20,676 shares in 2006, 2005 and 2004, respectively, related to the employee stock purchase plan.

Note 14. **Retirement Plan**

Centene has a defined contribution plan which covers substantially all employees who work at least 1,000 hours in a twelve consecutive month period and are at least twenty-one years of age. Under the plan, eligible employees may contribute a percentage of their base salary, subject to certain limitations. Centene may elect to match a portion of the employee's contribution. Company expense related to matching contributions to the plan were $1,847, $1,124 and $822 during the years ended December 31, 2006, 2005 and 2004, respectively.

Note 15. **Commitments**

Centene and its subsidiaries lease office facilities and various equipment under non-cancelable operating leases which may contain escalation provisions. The rental expense related to these leases is recorded on a straight-line basis over the lease term, including rent holidays. Rent expense was $14,960, $7,623 and $5,482 for the years ended December 31, 2006, 2005 and 2004, respectively. Annual non-cancelable minimum lease payments over the next five years and thereafter are as follows:

2007	$12,232
2008	10,624
2009	8,986
2010	7,755
2011	6,767
Thereafter	9,312
	$55,676

Note 16. **Contingencies**

As previously disclosed, two class action lawsuits were filed against us and certain of our officers and directors in the United States District Court for the Eastern District of Missouri, one in July 2006, or the July Class Action Lawsuit, and one in August 2006, or the August Class Action Lawsuit. The July Class Action Lawsuit and the August Class Action Lawsuit were consolidated on November 2, 2006 and an amended consolidated complaint was filed in the United States District Court for the Eastern District of Missouri on January 17, 2007, which we refer to as the Consolidated Class Action Lawsuit. The Consolidated Class Action Lawsuit alleges, on behalf of purchasers of our common stock from April 25, 2006 through July 17, 2006, that we and certain of our officers and directors violated federal securities laws by issuing a series of materially false statements prior to the announcement of our fiscal 2006 second quarter results. According to the Consolidated Class Action Lawsuit, these allegedly materially false statements had the effect of artificially inflating the price of the Company's common stock, which subsequently dropped after the issuance of a press release announcing the Company's preliminary fiscal 2006 second quarter earnings and revised guidance. The Company believes the case is without merit and has filed a motion to dismiss the Consolidated Class Action Lawsuit.

Additionally, in August 2006, a separate derivative action was filed on behalf of Centene Corporation against the Company and certain of its officers and directors in the United States District Court for the Eastern District of Missouri. Plaintiff purports to bring suit derivatively on behalf of the Company against the Company's directors for breach of fiduciary duties, gross mismanagement and waste of corporate assets by reason of the directors' alleged failure to correct the misstatements alleged in the Consolidated Class Action Lawsuits discussed above. The derivative complaint largely repeats the allegations in the Consolidated Class Action Lawsuits. Based on discussions that have been held with plaintiff's counsel, it is the Company's understanding that plaintiff does not intend to pursue this action until the Consolidated Class Action Lawsuits proceed past the dismissal stage. Although this matter is in its early stages and no precise prediction of its outcome can be made, the Company believes the case is without merit and plans to vigorously defend against this lawsuit.

In addition, the Company is routinely subjected to legal proceedings in the normal course of business. While the ultimate resolution of such matters is uncertain, the Company does not expect the results of any of these matters discussed above individually, or in the aggregate, to have a material effect on its financial position or results of operations.

Note 17. **Earnings Per Share**

The following table sets forth the calculation of basic and diluted net earnings per share for the years ended December 31:

	2006	2005	2004
Net earnings (loss)	$(43,629)	$55,632	$44,312
Shares used in computing per share amounts:			
Weighted average number of common shares outstanding	43,160,860	42,312,522	40,820,909
Common stock equivalents (as determined by applying the treasury stock method)	–	2,715,111	2,795,536
Weighted average number of common shares and potential dilutive common shares outstanding	43,160,860	45,027,633	43,616,445
Basic earnings (loss) per common share	$ (1.01)	$ 1.31	$ 1.09
Diluted earnings (loss) per common share	$ (1.01)	$ 1.24	$ 1.02

The calculation of diluted earnings per common share for 2006 excludes the effect of any outstanding stock awards which would be anti-dilutive to net earnings. The calculation of diluted earnings per common share for 2005 and 2004 excludes the impact of 328,250 and 0 shares, respectively, related to anti-dilutive stock options, restricted stock and restricted stock units.

Note 18. **Segment Information**

Centene operates in two segments: Medicaid Managed Care and Specialty Services. The Medicaid Managed Care segment consists of Centene's health plans including all of the functions needed to operate them. The Specialty Services segment consists of Centene's specialty companies including behavioral health, disease management, managed vision, nurse triage, pharmacy benefits management and treatment compliance functions.

Factors used in determining the reportable business segments include the nature of operating activities, existence of separate senior management teams, and the type of information presented to the Company's chief operating decision maker to evaluate all results of operations.

Segment information as of and for the year ended December 31, 2006, follows:

	Medicaid Managed Care	**Specialty Services**	**Eliminations**	**Consolidated Total**
Revenue from external customers	**$2,087,045**	**$ 191,975**	**$ –**	**$2,279,020**
Revenue from internal customers	**94,984**	**233,263**	**(328,247)**	**–**
Total revenue	**$2,182,029**	**$425,238**	**$(328,247)**	**$2,279,020**
Earnings from operations	**$ (39,951)**	**$ 11,043**	**$ –**	**$ (28,908)**
Total assets	**$ 723,698**	**$ 171,282**	**$ –**	**$ 894,980**
Stock compensation expense	**$ 13,984**	**$ 920**	**$ –**	**$ 14,904**
Depreciation expense	**$ 13,642**	**$ 2,377**	**$ –**	**$ 16,019**
Capital expenditures	**$ 46,446**	**$ 3,872**	**$ –**	**$ 50,318**

Segment information as of and for the year ended December 31, 2005, follows:

	Medicaid Managed Care	Specialty Services	Eliminations	Consolidated Total
Revenue from external customers	$1,445,533	$60,331	$ –	$1,505,864
Revenue from internal customers	71,967	37,374	(109,341)	–
Total revenue	$ 1,517,500	$97,705	$(109,341)	$1,505,864
Earnings from operations	$ 79,189	$ 2	$ –	$ 79,191
Total assets	$ 601,740	$66,290	$ –	$ 668,030
Stock compensation expense	$ 4,877	$ 97	$ –	$ 4,974
Depreciation expense	$ 7,723	$ 411	$ –	$ 8,134
Capital expenditures	$ 25,146	$ 1,763	$ –	$ 26,909

Segment information as of and for the year ended December 31, 2004, follows:

	Medicaid Managed Care	Specialty Services	Eliminations	Consolidated Total
Revenue from external customers	$ 993,304	$ 7,636	$ –	$1,000,940
Revenue from internal customers	60,329	21,923	(82,252)	–
Total revenue	$1,053,633	$29,559	$(82,252)	$1,000,940
Earnings from operations	$ 66,084	$ (1,548)	$ –	$ 64,536
Total assets	$ 519,823	$ 8,111	$ –	$ 527,934
Stock compensation expense	$ 640	$ 10	$ –	$ 650
Depreciation expense	$ 4,682	$ 467	$ –	$ 5,149
Capital expenditures	$ 24,726	$ 283	$ –	$ 25,009

In 2006, the Company reassessed the calculations used to determine the appropriate proportion of certain costs allocated to each of our two segments. This assessment included an evaluation of whether the costs should be allocated based on revenue, number of claims, or headcount measures and altered the proportion of certain general and administrative expenses. For the year ended December 31, 2006, the altered percentages resulted in the allocation of an additional $13,551, to the Medicaid Managed Care segment than would have been allocated under the previous formulas.

The Company evaluates performance and allocates resources based on earnings from operations. The accounting policies are the same as those described in the "Summary of Significant Accounting Policies" included in Note 2.

Note 19. **Comprehensive Earnings**

Differences between net earnings and total comprehensive earnings resulted from changes in unrealized losses on investments available for sale, as follows:

	Year Ended December 31,	
	2006	**2005**
Net earnings (loss)	**$(43,629)**	$55,632
Reclassification adjustment, net of tax	**218**	138
Change in unrealized losses on investments available for sale, net of tax	**285**	(1,485)
Total comprehensive earnings (loss)	**$(43,126)**	$54,285

Management's Report on Consolidated Financial Statements

Management of Centene Corporation is responsible for the preparation of the consolidated financial statements and related financial information presented in the annual report and for ensuring its integrity and objectivity. These financial statements have been prepared in accordance with accounting principles generally accepted in the United States which require certain estimates and judgments based on management's assessment of current conditions and circumstances.

Management has established and maintains a system of internal financial controls that is designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and the accounting records may be relied upon for the preparation of consolidated financial statements. We also maintain a system of disclosure controls and procedures to ensure transparent financial reporting and disclosure to keep our investors well informed. These systems are reviewed and improved based on changes in operations and business conditions.

In addition, we maintain an internal audit function which continually assesses the effectiveness of our internal control systems in accordance with a program approved by the Audit Committee.

Our financial statements have been audited by an independent registered public accounting firm, who were selected by the Audit Committee. Management has made available to the independent registered public accounting firm all financial records and related data.

The Audit Committee, composed entirely of independent directors, meets regularly with management, the internal auditors and the independent registered public accounting firm to review accounting, internal control and financial reporting and disclosure matters. Both the internal auditors and the independent registered public accounting firm have full access to the Audit Committee and meet periodically with the Audit Committee without the presence of management.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on our evaluation under the framework in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective at the reasonable assurance level as of December 31, 2006. Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Other Information

We included as Exhibits 31.1 and 31.2 to our Annual Report on Form 10-K for fiscal year 2006 filed with the Securities and Exchange Commission certificates of our Chairman and Chief Executive Officer and our Chief Financial Officer, certifying the quality of our public disclosure. We submitted to the New York Stock Exchange a certificate of our Chairman and Chief Executive Officer certifying, for the prior fiscal year, that he is not aware of any violation by us of New York Stock Exchange corporate governance listing standards.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Centene Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Centene Corporation (the Company) maintained effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Centene Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control – Integrated Framework* issued by COSO. Also, in our opinion, Centene Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Centene Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended, and our report dated February 22, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

St. Louis, Missouri
February 22, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Centene Corporation:

We have audited the accompanying consolidated balance sheets of Centene Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Centene Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, during 2006, the Company adopted Statement of Financial Accounting Standard No. 123 (revised 2004), "Share Based Payments."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of internal control over financial reporting of Centene Corporation as of December 31, 2006, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

St. Louis, Missouri
February 22, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Centene Corporation:

In our opinion, the accompanying consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Centene Corporation and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

St. Louis, Missouri
February 24, 2005

CENTENE® Corporation

Centene Plaza
7711 Carondelet Avenue
St. Louis, Missouri 63105
P 314-725-4477
F 314-725-5180
www.centene.com

END